EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

PIEDMONT MOUNTAINSIDE HOSPITAL, INC.,

PIEDMONT MEDICAL CENTER, INC.,

SOUTHERN HEALTH CORPORATION OF JASPER, INC.,

SUNLINK HEALTHCARE CORP.

AND

SUNLINK HEALTH SYSTEMS, INC.

DATED AS OF APRIL 9, 2004

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EXHIBITS
Exhibit A	Definitions
Exhibit B	Form of Collection Services Agreement
Exhibit C	Form of Company Counsel Opinion
Exhibit D	Form of Noncompetition Agreement
Exhibit E	Form of Bill of Sale
Exhibit F	Form of Assignment & Assumption Agreement
Exhibit G	Form of Purchaser Counsel Opinion

SCHEDULES

Schedule 2.2(c)	Assumed Contracts
Schedule 3.4	Allocation of Purchase Price
Schedule 4.3	Certain Restrictions and Conflicts
Schedule 4.4(a)	Owned Real Property
Schedule 4.4(b)	Leased Real Property
Schedule 4.5(a)	Title Exceptions
Schedule 4.5(b)	List of Assets
Schedule 4.7	Financial Statement Exceptions
Schedule 4.8	Undisclosed Liabilities
Schedule 4.9	Certain Changes
Schedule 4.10	Legal Proceedings
Schedule 4.11	Exceptions to Compliance with Law
Schedule 4.12	Licenses
Schedule 4.15	Exceptions to Regulatory Compliance
Schedule 4.16	Reimbursement Programs
Schedule 4.17(a)	Medical Staff Disputes
Schedule 4.17(b)	Medical Staff List
Schedule 4.18	Hill-Burton and Other Liens
Schedule 4.20	Contracts
Schedule 4.21	Tax Exceptions
Schedule 4.22	Officers and Employees
Schedule 4.23(a)	List of Company Benefit Plans
Schedule 4.23(b)	Exceptions to Company Benefit Plans
Schedule 4.24	Labor Relations
Schedule 4.25	Insurance Policies
Schedule 4.26	Environmental, Health and Safety Matters
Schedule 4.27(a)	Company Registered Intellectual Property
Schedule 4.27(e)	Transferred or Licensed Intellectual Property
Schedule 4.27(h)	Company Software
Schedule 4.28	Transactions with Affiliates
Schedule 4.30	Brokers
Schedule 6.14	Insurance

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 9, 2004, is made and entered into by and among Piedmont Mountainside Hospital, Inc., a Georgia nonprofit corporation (“Purchaser”), Southern Health Corporation of Jasper, Inc., a Georgia corporation (the “Company”), SunLink Healthcare Corp., a Delaware corporation (the “Shareholder”), solely with respect to Section 11.16, SunLink Health Systems, Inc., an Ohio corporation (“Parent”), and, solely with respect to Section 11.17, Piedmont Medical Center, Inc., a Georgia nonprofit corporation (“Purchaser Parent”). Purchaser, Purchaser Parent, the Company, the Shareholder and Parent are sometimes individually referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, the Company, a wholly-owned subsidiary of the Shareholder, owns and operates (a) an acute care hospital located at 1266 Highway 515 South in Jasper, Georgia known as Mountainside Medical Center (the “Hospital”), (b) leased medical office space located at 88 Clinic Road, Tate, Georgia 30177 and 220 J. L. White Drive, Suite 100, and 620 J. L. White Drive, Suite 100, Jasper, Georgia, 30143 at which the Employed Physicians provide medical services, and (c) certain unimproved leased land located at Allred Mill Road in Pickens County, Georgia;

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Company proposes to sell to Purchaser, and Purchaser proposes to purchase from the Company (the “Acquisition”), certain of the assets used or held for use by the Company in the operation of the Business (as defined herein), and Purchaser proposes to assume certain of the liabilities and obligations of the Company; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Acquisition;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Exhibit A.

Section 1.2 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Agreement to Purchase and Sell. Subject to the terms and conditions hereof, at the Closing and except as otherwise specifically provided in this Article II, the Company, in consideration for the payment of the Purchase Price in accordance with Section 3.2, shall grant, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase and acquire from the Company, all right, title and interest of the Company in and to (a) the Business and (b) except for the Excluded Assets, all of the assets, properties and rights of the Company of every kind and description, real, personal and mixed, tangible and intangible, wherever situated (which assets, properties and rights are collectively referred to herein as the “Assets”), free and clear of all Liens, other than Permitted Liens, and Purchaser shall assume the Assumed Liabilities.

Section 2.2 Assets. Except as otherwise expressly set forth in Section 2.3, the Assets shall include the following assets, properties and rights of the Company as of the close of business on the Closing Date:

(a) all inventories of supplies, drugs, food, disposables, consumables, office and other supplies, spare, replacement and component parts, and other inventory property located at or stored at or on behalf of the Hospital, the Physician Clinic or the Specialty Clinic (the “Inventory”);

(b) all fixed assets, equipment, furnishings, computer hardware, vehicles, fixtures and other tangible personal property (including all medical equipment, data processing equipment and related software);

(c) all rights of the Company under the contracts set forth on Schedule 2.2(c) (the “Assumed Contracts”);

(d) all Real Property on which the Hospital is located and all licenses, permits, approvals, qualifications, easements and other rights relating thereto;

(e) all goodwill, patents, patent applications, copyrights, copyright applications, methods, know-how, software, technical documentation, processes, procedures, inventions, trade secrets, trademarks, trade names, service marks, service names, registered user names, technology, research records, data, designs, plans, drawings, manufacturing know-how and formulas, whether patentable or unpatentable, and other intellectual or proprietary rights or property owned by the Company (and all rights thereto under assignable Licenses and applications therefor), including all Company Intellectual Property;

(f) all rights in and under all express or implied guarantees, warranties, representations, covenants, indemnities and similar rights in favor of the Company granted by vendors or lessors with respect to the Assets;

(g) all Licenses related to the Business to the extent that they are assignable, including those set forth on Schedule 4.12 (unless otherwise indicated thereon);

(h) all information, files, correspondence, records, data, plans, reports, contracts and recorded knowledge related to the Business, including all hospital medical records, patient medical and financial records and files, hospital financial records, medical staff records, customer, supplier, price and mailing lists related to the Business, and all accounting or other books and records of the Company related to the Business in whatever media retained or stored, including computer programs and disks; and

(i) the Company’s rights to and interest in and to the Leased Real Property

Section 2.3 Excluded Assets. Notwithstanding anything to the contrary set forth herein, the Assets shall not include the following assets, properties and rights of the Company (collectively, the “Excluded Assets”):

(a) the names SunLink, SunLink Health Systems, SunLink Healthcare and Southern Health Corporation of Jasper and all iterations thereof;

(b) all ownership and other rights with respect to the Company Benefit Plans, all ERISA Affiliate Plans and any contracts or agreements related thereto;

(c) any permit, approval, license, qualification, registration, certification, authorization or similar right that by its terms is not transferable to Purchaser, including those indicated on Schedule 4.12 as not being transferable;

(d) all accounts and notes receivable, including any accounts or notes receivable from an Affiliate of the Company and any contingent worker’s compensation receivables accruing or relating to any period prior to the Closing;

(e) the charter documents of the Company, minute books, stock ledgers, tax identification numbers, books of account and other constituent records relating to the corporate organization of the Company;

(f) any rights to causes of action, lawsuits, judgments, claims, defenses, and demands, of any nature available to or being pursued by the Company existing on the Closing Date or arising from the Company’s operations prior to the Closing Date whether or not accrued and whether or not disclosed;

(g) the rights that accrue to the Company under this Agreement;

(h) the Company’s rights to, and interest in, its provider agreements with the Medicare and Georgia Medicaid programs, including the provider numbers assigned under such programs to the Business;

(i) all amounts payable to the Company with respect to third party payors pursuant to claims and/or cost reports of the Company for services rendered prior to the Closing (including all claims and settlements made pursuant to the Indigent Care Trust Fund of the State of Georgia, or Medicare, Medicaid, Blue Cross, and CHAMPUS/TRICARE cost reports filed or to be filed by the Company for periods prior to the Closing Date);

(j) all deposits, advances, pre-paid expenses and credits (collectively, the “Deposits”) and all rights and defenses in respect of indebtedness and other obligations not assumed by the Purchaser hereunder;

(k) any cash, cash equivalents or marketable securities and all rights to any bank accounts of the Company;

(l) all refunds, loss carryforwards, claims and defenses, of whatever nature relating to Taxes or insurance arising during or relating to any period prior to Closing;

(m) the medical office building located at 1258 East Church Street, Jasper, Georgia, and all equipment, furnishings, fixtures, agreements and Licenses related thereto together with all of the properties and assets owned by the Company on the date hereof that shall have been transferred or disposed of by the Company or any Affiliate of the Company subsequent to the date hereof and prior to Closing in the ordinary course of business without violation of this Agreement; and

(n) all right and interest in and to Southeastern Healthcare Alliance, a nonprofit physicians health organization.

Section 2.4 Assumption of Assumed Liabilities.

(a) Except as provided in Section 2.4(b), Purchaser shall not assume, in connection with the transactions contemplated hereby, any liability or obligation of the Company whatsoever, and the Company shall retain responsibility for all liabilities and obligations accrued as of Closing and all liabilities and obligations arising from the Company’s operations prior to Closing, whether or not accrued and whether or not disclosed.

(b) As the sole exception to the provisions in Section 2.4(a), effective as of the close of business on the Closing Date, Purchaser shall assume the following liabilities and obligations of the Company existing as of such time and arising out of the conduct of the Business prior to or on the Closing Date (collectively, the “Assumed Liabilities”):

(i) the obligations of the Company under each Assumed Contract to the extent such obligations are not required to be performed on or prior to the Closing Date, are disclosed on the face of such Assumed Contract or reasonably implied therefrom and accrue or relate to the operations of the Business subsequent to the Closing Date;

(ii) the obligations of the Company in respect of real property taxes and utilities and under Assumed Contracts, which shall be pro rated as of Closing and for which Purchaser receives credit against the Purchase Price; and

(iii) obligations arising after Closing under all permits, approvals, licenses, qualifications, registrations, or certifications assigned or transferred to Purchaser at Closing.

Section 2.5 Excluded Liabilities. Specifically, and without in any way limiting the generality of Section 2.4, the Assumed Liabilities shall not include, and in no event shall Purchaser assume, agree to pay, discharge or satisfy any liability or obligation of the Company, the Shareholder, Parent or any Affiliate of the Company or otherwise have any responsibility for any liability or obligation of the Company, the Shareholder, Parent, or any Affiliate of the Company (together with all other liabilities that are not Assumed Liabilities, the “Excluded Liabilities”):

(a) any liability or obligation (including accounts payable) owed to the Shareholder, Parent or any Affiliate of the Company;

(b) for (i) Taxes with respect to any period or (ii) any liability of the Company for unpaid Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise;

(c) for any indebtedness with respect to borrowed money, including any interest or penalties accrued thereon;

(d) to the extent resulting from (i) claims made in pending or future suits, actions, investigations or other legal, governmental or administrative proceedings or (ii) claims based on violations of law, breach of contract, employment practices or environmental, health and safety matters or any other actual or alleged failure of the Company, the Shareholder or Parent to perform any obligation, in each case to the extent resulting from (A) events that shall have occurred prior to Closing, (B) services performed prior to Closing, or (C) the operation of the Business prior to the Closing;

(e) pertaining to any Excluded Asset;

(f) to the extent resulting from any operation of the Company and any former operation of the Company unrelated to the Business that has been discontinued or disposed of prior to the Closing;

(g) owed or payable to, or which may be withheld from future payments by, any Governmental Entity, including the Centers for Medicare and Medicaid Services/Health Care Financing Administration, the Department of Justice, or the Division of Medical Assistance of the Georgia Department of Community Health, under the Medicare, Medicaid, federal employee health plan, or other federal or state governmental healthcare programs to the extent resulting from incidents or occurrences with respect to the operation of the Hospital prior to the Closing, including overpayments, recoupments (including recoupments due to the Georgia Department of Community Health arising out of any claims processing issues associated with the Georgia Medicaid program in the years 2003 and 2004), retroactive lump sum payment adjustments relating to billings for services rendered prior to the Closing, penalties, interest, amounts payable in settlement of any cost report (including the terminating cost report for the Hospital and any prior year’s cost report for the Hospital), penalties and other amounts payable with respect to any violation or alleged violation of the terms and conditions for participation under Medicare, Medicaid or any other governmental program;

(h) owed or payable to, or which may be withheld from future payments by, any third party payors, health maintenance organizations, managed care plans or other similar entities (including overpayments, recoupments, or penalties) to the extent resulting from any incident or occurrence with respect to the operation of the Business prior to the Closing;

(i) under or relating to any Company Benefit Plan or ERISA Affiliate Plan, whether or not such liability or obligation arises prior to, on or following the Closing Date; or

(j) of the Company, the Shareholder and Parent arising or incurred in connection with the negotiation, preparation and execution hereof and the transactions contemplated hereby and any fees and expenses of counsel, accountants, brokers, financial advisors or other experts of the Company, the Shareholder or Parent.

ARTICLE III

PURCHASE PRICE; ADJUSTMENTS; ALLOCATIONS

Section 3.1 Purchase Price. Subject to adjustment pursuant to Section 3.3, the aggregate amount to be paid for the Assets (the “Purchase Price”) shall be Forty Million Dollars ($40,000,000). In addition to the foregoing payment, as consideration for the grant, sale, assignment, transfer and delivery of the Assets, Purchaser shall assume and discharge the Assumed Liabilities.

Section 3.2 Payment of Purchase Price.

(a) On the Closing Date, Purchaser shall:

(i) repay or cause to be repaid on behalf of the Company the Closing Date Indebtedness; and

(ii) pay or cause to be paid to the Company or to such third parties as the Company may designate in accordance with Section 3.2(c) an amount equal to the Purchase Price minus the Closing Date Indebtedness.

(b) Within five (5) Business Days following the determination of the Inventory Value in accordance with Section 3.3, (i) if there is an Inventory Deficit, then the Company shall pay to Purchaser an amount equal to such Inventory Deficit or (ii) if there is an Inventory Surplus, then Purchaser shall pay to the Company an amount equal to such Inventory Surplus. Any payment made pursuant to this Section 3.2(b) shall include simple interest at the rate of six percent (6%) per annum from the Closing Date through the date of such payment.

(c) All payments required under this Section 3.2 or any other provision hereof shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) at least three (3) Business Days prior to the applicable payment date.

Section 3.3 Adjustment of Purchase Price.

(a) Prior to and as near as practicable to Closing, the Company shall take a physical inventory which shall be conducted by the Company and observed by Purchaser. In the event such physical inventory is not taken as of the close of business on the day preceding the Closing Date, then the Inventory Value shall be the amount determined by such physical inventory updated by the Company in a manner mutually satisfactory to the Company and Purchaser, each party acting reasonably and in good faith, to reflect transactions from the date of the taking of such inventory through the Closing.

(b) In the event Purchaser and the Company are unable to resolve any dispute regarding the Inventory Value within fifteen (15) days following notice of such dispute, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, an accounting firm of recognized national or regional standing selected by the Company and satisfactory to the Purchaser, both acting reasonably and in good faith (such identified accounting firm or, if applicable, the firm so selected, the “Arbitrator”). Such resolution shall be final and binding on the Parties. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days following its engagement. The expenses of the Arbitrator shall be shared equally by the Company and Purchaser.

Section 3.4 Allocation of Purchase Price. Attached as Schedule 3.4 is an allocation of the Purchase Price, the Assumed Liabilities and other capitalizable costs to the Assets and the covenant not to compete contained in Section 6.15. Purchaser and the Company shall file all Tax Returns on the basis of such allocation.

Section 3.5 Allocation of Certain Items. With respect to certain expenses incurred with respect to the Assets in the operation of the Business, the following allocations shall be made between the Company and Purchaser:

(a) Taxes. Real and ad valorem property taxes shall be apportioned at the Closing based upon the amounts set forth in the current tax bills therefor and the number of days in the taxable period prior to (and including) the Closing Date and in the taxable period following the Closing Date.

(b) Utilities. Utilities, water and sewer charges shall be apportioned based upon the number of Business Days occurring prior to (and including) the Closing Date and following the Closing Date during the billing period for each such charge.

(c) Leased Real Property. Rentals on Leased Real Property shall be apportioned based upon the number of Business Days occurring prior to (and including) the Closing Date and following the Closing Date during the billing period for each such rental.

(d) Assumed Contracts. Payment obligations under Assumed Contracts for leased property or equipment or for services shall be apportioned based upon the number of Business Days occurring prior to (and including) the Closing Date and following the Closing Date during the billing period for each such payment.

Appropriate cash payments by Purchaser or the Company, as the case may require, shall be made hereunder from time to time as soon as practicable after the facts giving rise to the obligation for such payments are known in the amounts necessary to give effect to the allocations provided for in this Section 3.5.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY AND SHAREHOLDER

The Company and the Shareholder hereby, jointly and severally, represent and warrant to Purchaser as follows as of the date hereof and the Closing Date:

Section 4.1 Organization. Each of the Company and the Shareholder is a corporation duly formed and validly existing under the Laws of the jurisdiction set forth in the introductory paragraph hereof and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration. The Company has heretofore made available to Purchaser true, correct and complete copies of its charter documents as currently in effect and its corporate record books with respect to actions taken by its shareholders and board of directors.

Section 4.2 Authorization. Each of the Company and the Shareholder has full power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Documents by the Company and the Shareholder and the performance by each of the Company and the Shareholder of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary board and shareholder action on the part of the Company and the Shareholder. The shareholders and the board of directors of each of the Company and the Shareholder have approved the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Documents shall be as of the Closing Date, duly executed and delivered by the Company and the Shareholder and do or shall, as the case may be, constitute the valid and binding agreements of the Company and the Shareholder, enforceable against the Company and the Shareholder in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement, the Shareholder Ancillary Documents and the Company

Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms and conditions hereof and thereof do not or shall not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the charter documents of the Company or the Shareholder, (b) except as indicated on Schedule 4.3, any Assumed Contract or any other contract, agreement, License or other instrument to which the Shareholder or the Company is a party or by which the Shareholder, the Company or any of their respective properties are bound, (c) any judgment, decree or order of any Governmental Entity to which the Company or the Shareholder is a party or, to the Knowledge of the Company, by which the Company or the Shareholder or any of their respective properties are bound or (d) any Law or arbitration award applicable to the Company, the Shareholder or the Business. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Company or the Shareholder in connection with the execution, delivery or performance of this Agreement, the Shareholder Ancillary Documents or the Company Ancillary Documents or the consummation of the transactions contemplated hereby or thereby except any such filings as may be necessary in connection with the termination of the Company’s provider agreements with Medicare and Georgia Medicaid programs and assignment of the Company’s certificate of need for the Hospital as set forth on Schedule 4.3.

Section 4.4 Real Property.

(a) Schedule 4.4(a) sets forth a true and correct legal description of the Owned Real Property. The Company has (and shall convey to Purchaser at the Closing) good and marketable title to each parcel of the Owned Real Property, free and clear of all Liens other than Permitted Liens.

(b) Schedule 4.4(b) sets forth a true and correct description of the Leased Real Property.

(c) The Company has a valid leasehold or usufruct interest in the Leased Real Property, and the leases granting the Company such interests are in full force and effect.

(d) No portion of the Owned Real Property, or any building or improvement located thereon, violates any Law, including those Laws relating to zoning, building, land use, environmental, health and safety, fire, air, sanitation and noise control except any such violation as would not adversely affect the use thereof by the Company for its intended purposes as a hospital in any material respect. Except for the Permitted Liens, no Owned Real Property is subject to (i) any governmental decree or order (or, to the Knowledge of the Company, threatened or proposed order) or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or limitations that would adversely affect the use thereof by the Company for its intended purpose as a hospital in any material respect.

(e) The improvements and fixtures on the Owned Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used. There is no condemnation, expropriation or similar proceeding pending or, to the Knowledge of the Company, threatened against any of the Real Property or any improvement thereon. The Real Property constitutes all of the real property utilized by the Company in the operation of the Business in accordance with the Company’s current practices exclusive of the medical office building referred to in Section 2.3(m).

Section 4.5 Title to Assets; Related Matters. The Assets constitute all of the assets necessary and sufficient to conduct the operations of the Business in accordance with the Company’s current practices. Except as set forth on Schedule 4.5(a), the Company has (and shall convey to Purchaser at the Closing) good and valid title to the Assets (other than the Owned Real Property), free and clear of all Liens. To the Knowledge of the Company, all equipment and other items of tangible personal property and assets included in the Assets (a) are in serviceable condition and repair, ordinary wear and tear excepted, and (b) are usable in the regular and ordinary course of business. Except as set forth on Schedule 4.5(a), no Person other than the Company owns any equipment or other tangible personal property or assets situated on the premises of the Company that are necessary to the operation of the Business, except for the leased items that are subject to personal property leases. Since December 31, 2003, the Company has not sold, transferred or disposed of any Assets of the Hospital, other than sales of inventory in the ordinary course of business. Schedule 4.5(b) sets forth a complete list of each item of tangible personal property of the Company having a book value of more than $50,000.

Section 4.6 Inventory. The Inventory (a) is, in the reasonable and informed opinion of the Responsible Officers of the Company, sufficient for the operation of the Business in the ordinary course consistent with past practice, (b) consists of items that are good and merchantable within normal trade tolerances, (c) is, in the reasonable and informed opinion of the Responsible Officers of the Company, of a quality and quantity presently usable or saleable in the ordinary course of the Business, (d) is valued on the books and records of the Company at the lower of cost or market with the cost determined under the first-in-first-out inventory valuation method consistent with past practice and (e) is subject to reserves determined in accordance with GAAP consistently applied.

Section 4.7 Financial Statements. The Company has delivered to Purchaser the Financial Statements. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company, which books and records are maintained such that financial statements may be prepared therefrom in accordance with GAAP (except as expressly noted on Schedule 4.7) consistently applied throughout the periods indicated, and such books and records have been maintained on a basis consistent with the past practice of the Company. Each balance sheet included in the Financial Statements (including the related notes and schedules) fairly presents the financial position of the Company as of the date of such balance sheet, and each statement of income included in the Financial Statements (including the related notes and schedules) fairly presents the results of operations of the Company for the periods set forth therein, in each case in accordance with GAAP (except as expressly noted therein or on Schedule 4.7) consistently applied during the periods involved. Except as set forth on Schedule 4.7, since December 31, 2003, there has been no material change in any accounting (or tax accounting) policy, practice or procedure of the Company.

Section 4.8 No Undisclosed Liabilities. Except as disclosed on Schedule 4.8, the Company does not have any liabilities or obligations (whether absolute, accrued, contingent or otherwise) that are not adequately reflected or provided for in the unaudited balance sheet of the Company at December 31, 2003, except liabilities and obligations that have been incurred since the date of such balance sheet in the ordinary course of business, consistent with the past practice of the Company, or are not (singly or in the aggregate) material to the Business and in the aggregate are not in excess of $50,000.

Section 4.9 Absence of Certain Changes. Since December 31, 2003 and except as set forth on Schedule 4.9, there has not been (i) any Material Adverse Effect, (ii) any damage, destruction, loss or casualty to property or assets of the Company (including the Assets) with a value in excess of $10,000, whether or not covered by insurance, or (iii) any action taken of the type described in Section 6.1, that, had such action occurred following the date hereof without Purchaser’s prior approval, would be in violation of such Section 6.1.

Section 4.10 Legal Proceedings. Except as set forth on Schedule 4.10, there is no suit, action, claim, arbitration, proceeding or investigation pending or, to the Knowledge of the Company, threatened against, relating to or involving the Company, the Business or the Assets before any Governmental Entity. No suit, action, claim, proceeding or investigation pending or threatened against, relating to or involving the Company, the Business or the Assets before any Governmental Entity (including any of those set forth on Schedule 4.10) which are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.11 Compliance with Law. Except as set forth on Schedule 4.11, the Company is (and has been at all times during (a) the past two (2) years and (b) to the Knowledge of the Company, the past five (5) years) in compliance in all material respects with all applicable Laws (including applicable Laws relating to zoning, environmental matters and the safety and health of employees) except any noncompliance as would not adversely affect the Company in any material respect. Except as set forth on Schedule 4.11, (i) the Company has not been charged with, and has received no written notice that it is under investigation with respect to, and, to the Knowledge of the Company, is not otherwise now under investigation with respect to, a violation of any applicable Law, and (ii) the Company is not a party to, or (other than judgments, decrees or orders of general applicability not specifically relating to the Hospital, the Assets, the Company, the Shareholder or Parent) bound by, any order, judgment, decree, injunction, or award of any Governmental Entity or arbitration panel.

Section 4.12 Licenses. Schedule 4.12 sets forth a true and complete list of all Licenses held by the Company or held by the Shareholder, Parent or any Affiliate thereof which are material to and used in connection with the Business. The Company owns or possesses all Licenses that are necessary to enable it to (a) own, occupy and lease the Assets, and (b) operate the Business substantially as presently operated. All such Licenses are valid, binding and in full force and effect, and the Company is not in material default under any such License. The Company has taken all necessary action to maintain each License, except where the failure to so act shall not have an adverse effect on the Company or the Business in any material respect. No loss or expiration of any License is pending, or, to the Knowledge of the Company, threatened, or reasonably foreseeable (other than by reason of the transfer of the Assets or by expiration upon the end of any term). Without limiting the generality of the foregoing, the Company has, to its

Knowledge, no reason to believe that the facilities, equipment, staffing and operations of the Business fails to satisfy the applicable hospital licensing requirements of the State of Georgia and the conditions of participation under the Medicare and Medicaid programs. The Company has previously made available for inspection by Purchaser a true and correct copy of each License. None of the Company, the Shareholder, Parent or any Affiliate thereof has received any notice from any Governmental Entity or other authority with respect to the revocation, termination, suspension or limitation of any License, and none of the Company, the Shareholder or Parent is aware of the proposed or threatened issuance of any such notice. The Hospital is and at the Closing Date will be licensed for an aggregate of thirty-five (35) acute care hospital beds. There are, and at Closing there will be, no agreements Known to or involving the Company, the Shareholder or Parent relating to any Licenses which would preclude or limit Purchaser from owning the Assets, operating the Business, operating all of the beds of the Hospital as they are currently operated, or offering the services presently offered by the Company.

Section 4.13 Certificate of Need. The Company, the Hospital and the Business operate under a valid certificate of need or exemption from certificate of need review and are otherwise in compliance with the certificate of need laws. All representations made in connection with obtaining any certificate of need or an exemption from or a waiver of certificate of need review for any expenditure, service or project relating to the Company, the Hospital or the Business (specifically including the certificate of need approval held by the Company for the construction of the Hospital (Project No. 047-98)) were and are accurate and consistent with the basis for the granting of the certificate of need or the determination that certificate of need review was not required. To the Knowledge of the Company, the Company has taken no action that has or is likely to subject the Company, Purchaser, the Hospital, the Assets or the Business or any of their services or equipment to certificate of need review or to penalties or enforcement action under the certificate of need Law.

Section 4.14 Accreditation. The Company has previously delivered to Purchaser true and complete copies of the following: (i) the Hospital’s most recent JCAHO accreditation survey reports and deficiency lists, if any; (ii) the most recent Statement of Deficiencies and Plan of Correction for the Hospital; (iii) the Hospital’s most recent state licensing reports and lists of deficiencies, if any; and (iv) the most recent fire marshal’s surveys and deficiency lists, if any. The most recent JCAHO accreditation survey reports resulted in continued JCAHO accreditation of the Hospital.

Section 4.15 Regulatory Compliance.

(a) The Business has been conducted and operated in material compliance with, and the Company’s, the Shareholder’s and Parent’s contracts and financial arrangements with physicians and other referral sources (including ownership interests and compensation relationships between the Business and physicians as defined in 42 U.S.C. § 1395nn and regulations adopted pursuant thereto) are in material compliance with: (i) the federal statutes regarding kickbacks and health professional self-referrals in connection with federal and state health care programs, 42 U.S.C. § 1320a-7b, 42 U.S.C. § 1395nn and 42 U.S.C. § 1396b, and the regulations promulgated pursuant to such statutes; (ii) 42 U.S.C. § 1320a-7a(b) regarding payments to induce reduction or limitation of services; and (iii) any state and local statutes and regulations regarding kickbacks and health professional self-referrals, including the Georgia Patient Self-Referral Act (O.C.G.A. § 43-1B-1 et seq.).

(b) The Company, and any Affiliate with which the Company shares protected health information (as such term is defined in 45 C.F.R. § 160.103) (“PHI”), and any Affiliate which has access to PHI relating to the Company’s patients, are in material compliance with all applicable Healthcare Information Laws.

Section 4.16 Reimbursement Programs.

(a) The Company, the Hospital and all Employed Physicians are duly certified to participate in, and have provider agreements for participation in, the Medicare and Medicaid programs. The Company and the Hospital are in material compliance with all of the terms, conditions and provisions of such contracts, as well as state and federal laws related thereto. Copies of any notices of termination of the Company’s or the Hospital’s participation in the Medicare or Medicaid program, and the Company’s or the Hospital’s Statement of Deficiencies and Plan of Correction, if any, for the past three (3) years, have previously been provided to Purchaser.

(b) All cost reports for the Hospital and all home office cost reports required to be filed by the Company, the Shareholder, Parent or any of their Affiliates under the Medicare, Medicaid or other programs or any other applicable governmental or private provider regulations have been, or by the Closing Date will be, prepared and filed in accordance with applicable laws, rules and regulations, and the Company has paid or made provisions to pay all Notices of Program Reimbursement received from the Medicare and Medicaid programs, tentative settlements and other adjustments for the Hospital for periods ended prior to the Closing Date. With respect to any cost reports for the Hospital which remain to be filed or settled: (i) each has been or will be timely filed by the Company, (ii) each is or will be complete and accurate for the periods indicated, and (iii) all liabilities associated with such filings have been or will be paid in full by the Company. All liabilities and contractual adjustments of the Business under any third party payor or reimbursement programs have been properly reflected and adequately reserved for in the Financial Statements.

(c) None of the Company, the Shareholder or Parent have claimed or received reimbursements from the Medicare program, the Medicaid program (including any advances or pre-payments from the Georgia Medicaid program), TRICARE/ CHAMPUS, or any other governmental health benefit program in connection with the operation of the Business materially in excess of the amounts permitted by law, except as and to the extent that liability for such overpayment has already been satisfied or provided for. None of the Company, the Shareholder or Parent have claimed or received reimbursements from any private insurer, health maintenance organization, employer, or other payor in connection with the operation of the Business materially in excess of the amounts permitted by the applicable benefit plan or any applicable contract of the Company with any such payor, except as to the extent that liability for such overpayment has already been satisfied or provided for.

(d) Except as set forth in Schedule 4.16, no notice of overpayment, false claims, civil money penalties, or any offsets or recoupments against future reimbursement has been received by the Company, the Shareholder, Parent or any of their Affiliates in connection with the operation of the Business nor, to the Knowledge of the Company, is there any basis therefor. Except as set forth in Schedule 4.16, there are no pending appeals, adjustments, challenges, audits, litigation, notices of intent to reopen or open cost reports in connection with the operation of the Hospital with respect to the Medicare, Medicaid, or other federal or state governmental health care programs. To the Knowledge of the Company, the Hospital has not been subject to or threatened with loss of waiver of liability for utilization review denials with respect to any governmental health benefit programs during the past three (3) years. Except as set forth in Schedule 4.16, none of the Company, the Shareholder or Parent has received notice of any pending, threatened or possible decertification or other loss of participation in Medicare, Medicaid or any other governmental health program. Other than regularly scheduled reviews, no validation review, complaint review, peer review or program integrity review related to the Business has been conducted, scheduled, demanded or requested by any entity, commission, board or agency in connection with Medicare, Medicaid or other governmental health benefit program, and to the Knowledge of the Company, no such reviews are threatened against or affecting the Company, the Shareholder, Parent or the Business.

(e) Except as set forth on Schedule 4.16, none of the Company, the Shareholder or Parent has (within the past two (2) years or, to the Knowledge of the Company, within the past five (5) years) received notice of any violation of federal or state fraud and abuse or self-referral laws, or any investigation or claim of such violation on the part of the Company, the Shareholder or Parent in connection with the Business. To the Knowledge of the Company, neither the Company nor any manager, director, governing body member, officer or employee of the Company, nor any other Person acting on behalf of the Company, acting alone or together, are or have been in material violation of the federal false claims and false statements statutes (31 U.S.C. § 3729, 18 U.S.C. § 287, and 18 U.S.C. § 1001), the federal health care fraud statute (18 U.S.C. § 1387), or similar state or local statutes and regulations.

(f) At no time (i) during the past two (2) years or (ii) to the Knowledge of the Company, during the past five (5) years, has the Company, the Shareholder, Parent or the Business, or, to the Knowledge of the Company, any member of the governing body, officer, employee or agent of the Company, the Shareholder, Parent or the Business, or any member of the medical staff of the Hospital, (A) been suspended, excluded, or otherwise terminated from participation in Medicare, Medicaid, CHAMPUS/TRICARE, or any other federal or state governmental health benefit program; (B) been convicted in a court of competent jurisdiction for any offense or has been adjudicated to have liability for a civil monetary penalty which, in either case, would allow or require the exclusion of the Company from participating in federal healthcare programs or the Medicaid program.

Section 4.17 Medical Staff. The Company has previously delivered to Purchaser a true, correct and complete copy of medical staff privilege and membership application forms, delineation of privilege forms, the current medical staff bylaws, rules and regulations and amendments thereto, all credentials and appeals procedures not incorporated therein, and all contracts with physicians, physician groups, or other members of the medical staff of the Hospital. With regard to the medical staff of the Hospital, there are no pending or threatened appeals, challenges, disciplinary or corrective actions, or disputes involving applicants, staff members, or allied health professionals except as set forth in Schedule 4.17(a). Schedule 4.17(b) sets forth a complete and accurate list of the name of each member of the medical staff of the Hospital as of March 1, 2004.

Section 4.18 Hill-Burton and Other Liens.

(a) Except as set forth on Schedule 4.18, neither the Company nor the Hospital, nor, to the Knowledge of the Company, any of their respective predecessors in interest have received any loans, grants or loan guarantees pursuant to the United States Hill-Burton Act (42 U.S.C. 291a, et seq.) program, the Health Professions Educational Assistance Act, the Nurse Training Act, the National Health Pharmacy and Resources Development Act or the Community Mental Health Centers Act. All of the obligations set forth on Schedule 4.18 have been fully satisfied. The transactions contemplated hereby will not result in any obligation of Purchaser to repay any such loan, grant or loan guarantee or to provide uncompensated care in consideration thereof.

(b) None of the Assets are subject to any liability in respect of amounts received by the Company or others for the purchase or improvement of the Assets or any part thereof under restricted or conditioned grants or donations, including monies received under the Public Health Service Act, 42 U.S.C. §291, et seq.

Section 4.19 No Experimental Procedures. None of the Company, the Shareholder, Parent or any of their Affiliates, or any officers, employees (including the Employed Physicians) or agents of any of the foregoing, have performed or permitted, nor do they have Knowledge of, the performance of any Experimental Procedures involving patients in the Hospital. No institutional review board operates or has operated at the Hospital.

Section 4.20 Contracts. Schedule 4.20 sets forth a true, correct and complete list of the following contracts related to the Business (other than the Employment Agreements set forth on Schedule 4.22 and the Company Benefit Plans set forth on Schedule 4.23(a)):

(a) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money and binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company involving indebtedness of $50,000 or more;

(b) all leases relating to the Leased Real Property or other leases or licenses involving the Assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment for payment of $50,000 or more by the Company;

(c) all contracts and agreements with third party payors, health maintenance organizations, managed care plans or other similar entities;

(d) all agreements with Medicare, Medicaid or any other federal or state healthcare program;

(e) all contracts and agreements providing for the transfer of patients to or from the Hospital, the Physician Clinic or the Specialty Clinic;

(f) all contracts and agreements providing for the affiliation of the Hospital with any educational or similar institution;

(g) all contracts and agreements with physicians or other healthcare providers referring, or in a position to refer, patients to the Business;

(h) all contracts and agreements relating to the Hospital’s or, the Knowledge of the Company, any Employed Physician’s participation in any network of healthcare providers;

(i) all contracts and agreements that limit or restrict the Company or, to the Knowledge of the Company, any officers or key employees of the Company from engaging in any business in any jurisdiction;

(j) all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets requiring payment by the Company of an amount in excess of $50,000;

(k) all contracts that provide for an increased payment or benefit to, or accelerated vesting for, any employee of the Company upon the execution hereof or the Closing or in connection with the transactions contemplated hereby;

(l) all contracts and agreements granting any Person a Lien on all or any part of any Assets;

(m) all contracts and agreements to which the Company is a party for the cleanup, abatement or other actions in connection with any Hazardous Materials, the remediation of any existing environmental condition;

(n) all contracts and agreements granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any of the Assets;

(o) all contracts and agreements for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment, involving, in any such case, a payment obligation which would exceed annually $10,000;

(p) all contracts to which the Company is a party providing for the indemnification or holding harmless of any officer, director, employee of the Company;

(q) all joint venture or partnership contracts and all other contracts providing for the sharing of any profits;

(r) all contracts for the provision of goods or services by or to the Company which are material to the Business or which involve an annual obligation in excess of $50,000;

(s) all prospective settlement agreements to the extent unperformed by the Company;

(t) all outstanding powers of attorney empowering any Person to act on behalf of the Company; and

(u) all existing contracts and commitments (other than those described in subsections (a) through (t) of this Section 4.20) to which the Company is a party or by which its properties or assets are bound (i) involving an annual commitment or annual payment to or from the Company of more than $50,000 individually or (ii) that is material to the Business, individually or in the aggregate.

True, correct and complete copies of all Assumed Contracts have been made available to Purchaser. The Assumed Contracts are legal, valid and binding on the Company and, to the Knowledge of the Company, are legal, valid and binding on each other party to such Assumed Contracts. There is no existing material default or material breach of the Company under any Assumed Contract, and, to the Knowledge of the Company, there is no such default or breach with respect to any third party to any Assumed Contract. Except in the ordinary course of business, the Company is not participating in any discussions or negotiations regarding modification of or amendment to any Assumed Contract or, except in the ordinary course of business, entry in any new material contract applicable to the Business or the Assets. Schedule 2.2(c) identifies with an asterisk each Assumed Contract that, to the Knowledge of the Company, requires the consent of or notice to the other party thereto to avoid any breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby, including the assignment of such Assumed Contract to Purchaser.

Section 4.21 Tax Returns; Taxes. Except as otherwise disclosed on Schedule 4.21: (i) all Tax Returns due to have been filed by the Company through the date hereof in accordance with all applicable Laws have been duly filed and are correct and complete in all material respects; (ii) all Taxes, deposits and other payments shown due on any tax return for which the Company has liability have been paid in full or are accrued on the books and records of the Company; (iii) the amounts so paid, together with all amounts accrued as liabilities relating to Taxes (including Taxes accrued as currently payable) on the books of the Company, are, to the Knowledge of the Company, adequate, based on the tax rates and applicable Laws in effect, to satisfy all liabilities for Taxes of the Company in any jurisdiction through the Closing Date, including Taxes accruable upon income earned through the Closing Date; (iv) there are not now any extensions of time in effect with respect to the dates on which any Tax Returns were or are due to be filed by the Company; (v) all deficiencies asserted and due as a result of any examination of a Tax Return of the Company have been paid in full, accrued on the books of the Company or finally settled, and no issue has been raised in any such examination that, by application of the same or similar principles, reasonably would be expected to result in a material deficiency for any other period not so examined; (vi) no claims have been asserted and, to the Knowledge of the Company, no proposals or deficiencies for any Taxes of the Company are being asserted, proposed or threatened, and no audit or investigation of any Tax Return of the Company is currently underway, pending or, to the Knowledge of the Company, threatened; (vii) no claim has ever been made against the Company by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns and where it is or may be subject to taxation; (viii) the Company has withheld and paid all Taxes required to have been paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor or stockholder thereof or other third party; (ix) there are no outstanding waivers or agreements by the Company or the Shareholder for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information, notice of proposed reassessment of any property owned or leased by the Company or any other matter pending between the Company and any taxing authority; (x) there are no Liens for Taxes with respect to the Company or the Assets other than Liens for Taxes that are not yet due and payable, and no such Liens are pending or threatened; and (xi) the Company does not have any liability for the Taxes of any Person (other than for itself) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

Section 4.22 Officers; Employees; and Consultants. Schedule 4.22 contains a true and complete list of all of the officers, employees (whether full-time, part-time or otherwise), and consultants of the Company as of the date hereof, specifying their position, annual salary or current hourly wages, date of birth, date of hire, home address, work location, length of service, consulting fees, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any written Employment Agreement or any other written term sheet or other document describing the terms or conditions of employment of such employee or of the rendering of services by such independent contractor. Except as set forth on Schedule 4.22, the Company is not a party to or bound by any Employment Agreement. The Company has provided to Purchaser true, correct and complete copies of each such Employment Agreement. Neither the Company nor the Shareholder has received a claim from any Governmental Entity to the effect that the Company has improperly classified as an independent contractor any Person named on Schedule 4.22. Except as set forth in Schedule 4.22, neither the Company nor the Shareholder has made any binding commitment to any officer, employee, former employee, consultant or independent contractor of the Company with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated hereby or otherwise. Except as indicated on Schedule 4.22, all officers and employees of the Company are Active Employees on the date hereof.

Section 4.23 Company Benefit Plans.

(a) Schedule 4.23(a) contains a true and complete list of each Company Benefit Plan currently sponsored, maintained or contributed to by the Company. Any special tax status enjoyed by such plan is noted on such schedule.

(b) Except as set forth on Schedule 4.23(b):

(i) With respect to each Company Benefit Plan identified on Schedule 4.23(a), the Company has heretofore delivered or made available to Purchaser true and complete copies of the plan documents, any amendments thereto (or, in the event the plan is not written, a written description thereof), the most recent determination or opinion letter received from the Internal Revenue Service, the summary plan description, and such other documentation as is reasonably requested by Purchaser.

(ii) The Company’s records accurately reflect its employees’ employment histories, including their hours of service and all such data is maintained in a usable form.

(iii) No Company Benefit Plan or ERISA Affiliate Plan is or was subject to Title IV of ERISA or Section 412 of the Code, nor is any Company Benefit Plan or ERISA Affiliate Plan a “multiemployer pension plan” (as defined in Section 3(37) of ERISA) or subject to Section 302 of ERISA. The Company has not terminated or withdrawn from or sought a funding waiver with respect to, and, to the Knowledge of the Company, no fact exists that would reasonably be likely to result in a termination or withdrawal from or seeking a funding waiver with respect to, any Company Benefit Plan that is subject to Title IV of ERISA. The Company has not incurred, and no fact exists that would reasonably be likely to result in, liability to the Company as a result of a termination, withdrawal or funding waiver with respect to an ERISA Affiliate Plan.

(iv) Each Company Benefit Plan has been established, registered, qualified, invested, operated and administered in all respects in material compliance with its terms and with ERISA, the Code and all Applicable Benefit Laws. The Company has not incurred, and no fact exists that reasonably would be likely to result in any liability to the Company with respect to any Company Benefit Plan or any ERISA Affiliate Plan, including any liability, tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law (other than to pay premiums, contributions or benefits in the ordinary course).

(v) No fact or circumstance exists that reasonably would be likely adversely to affect the tax-exempt status of a Company Benefit Plan that is intended to be tax-exempt. Further, each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination or other letter indicating that it is so qualified, and nothing has occurred whether by action or failure to act, that would cause the loss of such qualification.

(vi) There is no pending or, to the Knowledge of the Company, threatened complaint, claim (other than a routine claim for benefits), proceeding, examination, audit, investigation or other proceeding or action of any kind in or before any Governmental Entity with respect to any Company Benefit Plan and there exists no state of facts that after notice or lapse of time or both reasonably would be likely to give rise to any such claim, investigation, examination, audit or other proceeding or to affect the registration of any Company Benefit Plan required to be registered.

Section 4.24 Labor Relations. Except as set forth on Schedule 4.24: (a) no employee of the Company is, or to the Knowledge of the Company, within the last two (2) years has been, represented by any labor union or other labor organization; (b) there is no representation election petition involving the Company pending or threatened before the NLRB or any other labor relations board; (c) there is no labor strike, dispute, slowdown, stoppage, handbilling or other “concerted action” actually pending or, to the Knowledge of the Company, threatened against or involving the Company; (d) there is no grievance or arbitration pending or, to the Knowledge of the Company, threatened against the Company; (e) the Company is not a federal or state contractor obliged to develop and maintain an affirmative action plan; (f) the Company has not taken any action that would constitute a “mass layoff,” “mass termination” or “plant closing” within the meaning of WARN or otherwise trigger notice requirements or liability under any federal, local, state, or foreign plant closing notice or collective dismissal law; (g) no claim, complaint, charge, or investigation has been filed or is pending or threatened against the Company under any Labor Law; (h) no workers’ compensation or retaliation claim, complaint, charge or investigation has been filed or is pending against the Company; (i) no wrongful discharge, retaliation, libel, slander or other claim, complaint, charge or investigation that arises out of the employment relationship between the Company and any of its employees has been filed or is pending or, to the Knowledge of the Company, threatened against the Company under any applicable Law; (j) the Company has maintained and currently maintains adequate insurance as required by applicable Law with respect to workers’ compensation claims and unemployment benefits claims; (k) the Company is in compliance with all Labor Laws; and (l) the Company is not liable for any liability, judgment, decree, order, arrearage of wages or taxes, fine, or penalty for failure to comply with any Labor Law.

Section 4.25 Insurance Policies. Schedule 4.25 contains a complete and correct list of all insurance policies carried by or for the benefit of the Company (other than those related to any Company Benefit Plan), specifying the insurer, the amount of and nature of coverage, the risk insured against and the deductible amount (if any).

Section 4.26 Environmental, Health and Safety Matters. Except as set forth on Schedule 4.26:

(a) the Company possesses all permits and approvals required under, and is in material compliance with, all Environmental Laws, or any notice or demand letter issued thereunder;

(b) the Company has not received notice of actual or threatened liability under CERCLA or any similar foreign, state or local Law from any Governmental Entity or any third party and there is no fact or circumstance that constitutes the basis for the assertion of a valid claim against the Company under any Environmental Law, including CERCLA or any similar local, state or foreign Law with respect to any on-site or off-site location;

(c) the Company has not entered into or agreed to enter into, and the Company does not contemplate entering into, any consent decree or order, and the Company is not subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Law;

(d) the Company has not been alleged to be in violation of, and has not been subject to any administrative or judicial proceeding pursuant to, applicable Environmental Laws either now or any time during (i) the past two (2) years or (ii) to the Knowledge of the Company, the past five (5) years;

(e) the Company is not subject to any existing claim, obligation, liability, loss, damage or expense of any kind or nature whatsoever, contingent or otherwise, incurred or imposed or based upon any provision of any Environmental Law or arising out of any act or omission of the Company, or the Company’s employees, agents or representatives or arising out of the ownership, use, control or operation by the Company of any plant, facility, site, area or property (including any plant, facility, site, area or property currently or previously owned or leased by the Company) from which any Hazardous Material was Released;

(f) the Company has heretofore made available to Purchaser true, correct and complete copies of all environmental reports and surveys relating to the Owned Real Property, and the Company has not paid any fine, penalty or assessment within (i) the prior two (2) years or (ii) to the Knowledge of the Company, the prior five (5) years, with respect to environmental matters;

(g) no Owned Real Property, improvement or equipment included in the Assets, and, to the Knowledge of the Company, no Leased Real Property, contains any asbestos, polychlorinated biphenyls, open or closed pits containing any Hazardous Material, or underground storage tanks on or under any Asset; and

(h) the Company has not (i) during the past two (2) years or (ii) to the Knowledge of the Company, during the past five (5) years, imported, manufactured, stored, used, operated, transported, treated or disposed of any Hazardous Material other than in compliance with all Environmental Laws.

Section 4.27 Intellectual Property.

(a) Schedule 4.27(a) contains a list of all Company Registered Intellectual Property. No Company Intellectual Property or product or service of the Business related to Company Intellectual Property is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation (i) restricting in any manner the use, transfer or licensing thereof by the Company or (ii) that may materially adversely affect the validity, use or enforceability of the Company Intellectual Property or any such product or service. Each item of Company Registered Intellectual Property is valid and subsisting. All necessary registration, maintenance and renewal fees currently due in connection with Company Registered Intellectual Property have been made and all necessary documents, recordations and certifications in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States, as the case may be, for the purpose of maintaining such Company Registered Intellectual Property.

(b) The Company owns and has good title to, or has licenses (sufficient for the conduct of the Business as currently conducted and as proposed to be conducted) to, each item of Company Intellectual Property, free and clear of any Lien (excluding licenses and related restrictions); and the Company is the exclusive owner or exclusive licensee of all trademarks and service marks, trade names and domain names used in connection with and material to the operation or conduct of the Business, including the sale of any products or the provision of any services by the Business, free and clear of all Liens.

(c) The Company owns no copyrighted works or works of original authorship used in the Business.

(d) No Company Intellectual Property has been developed or created by a third party specifically for the Company.

(e) Schedule 4.27(e) lists all contracts, licenses and agreements to which the Company is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course of business) or (ii) pursuant to which a third party has licensed or transferred any Company Intellectual Property to the Company (other than end-user licenses in the ordinary course of business).

(f) To the Knowledge of the Company, the operation of the Business as it is currently conducted and as proposed to be conducted, has not, does not and shall not infringe or misappropriate in any manner the Intellectual Property of any third party. The Company has no Knowledge of, and has not received written notice of or any other overt threat from any third party, that the operation of the Business as it is currently conducted and as proposed to be conducted, or any act, product or service of the Business, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the Laws of any jurisdiction. To the Knowledge of the Company, no Person has or is infringing or misappropriating any Company Intellectual Property.

(g) The Company does not own, and has not developed, any Company Proprietary Software. Schedule 4.27(h) sets forth a list of Company Licensed Software material to the Business. The Company is in material compliance with all license agreements in favor of the Company relating to Company Licensed Software. The Company has not granted rights in the Company Software to any third party.

Section 4.28 Transactions with Affiliates. Except as set forth on Schedule 4.28, no officer or director of the Company, no Person with whom any such officer or director has any direct or indirect relation by blood, marriage or adoption, no entity in which any such officer, director or Person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent of the stock of which is beneficially owned by all such officers, directors and Persons in the aggregate), no Affiliate of any of the foregoing and no current or former Affiliate of the Company has any interest in: (a) any contract, arrangement or understanding with, or relating to, the Business, the Assets or the Assumed Liabilities that will not be terminated at or prior to the Closing; (b) any loan, arrangement, understanding, agreement or contract for or relating to the Business or the Assets that will not be terminated at or prior to the Closing; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company.

Section 4.29 Ethical Practices. Neither the Company nor any representative thereof has offered or given, and the Company has no Knowledge of any Person that has offered or given on its behalf, anything of value to: (a) any official of a Governmental Entity, any political party or official thereof or any candidate for political office; (b) any customer or member of any Governmental Entity; (c) any Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer or member of any Governmental Entity or any candidate for political office for the purpose of (i) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function or (ii) inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company in obtaining or retaining business for, with, or directing business to, any Person; or (d) any Person, where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company in obtaining or retaining business for, with, or directing business to, any Person.

Section 4.30 Brokers, Finders and Investment Bankers. Except as set forth on Schedule 4.30, neither the Company, nor any officer, member, director or employee of the Company nor any Affiliate of the Company, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

Section 4.31 Disclosure. No representation, warranty or covenant made by the Company or the Shareholder in this Agreement, any Shareholder Ancillary Document or Company Ancillary Document contains an untrue statement of a material fact.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company and the Shareholder as follows:

Section 5.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction set forth in the introductory paragraph hereof as its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 5.2 Authorization. Purchaser has full corporate power and authority to execute and deliver this Agreement and Purchaser Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and Purchaser Ancillary Documents by Purchaser, the performance by Purchaser of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been and, as of the Closing Date, Purchaser Ancillary Documents shall be, duly executed and delivered by Purchaser and do or shall, as the case may be, constitute the valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and Purchaser Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of, and compliance with, the terms and conditions hereof this Agreement and thereof do not or shall not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the charter documents of Purchaser, (b) any contract to which Purchaser is a party, (c) any judgment, decree or order of any Governmental Entity to which Purchaser is a party or by which Purchaser or any of its properties is bound or (d) any statute, law, rule or regulation applicable to Purchaser.

Section 5.4 Required Approvals. To the knowledge of Purchaser, there is nothing unique to either Purchaser or Purchaser Parent that would reasonably lead Purchaser to believe that the approval of Purchaser’s application for enrollment in the Medicare program by the intermediary will be delayed beyond the Expiration Date.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company. For the period commencing on the date hereof and ending on the Closing Date, the Company shall, except as expressly required hereby and except as otherwise consented to in advance in writing by Purchaser:

(a) conduct its businesses in the ordinary course on a basis consistent with past practice and not engage in any new line of business or enter into any agreement, transaction or activity or make any commitment with respect to the Business or the Assets, except those in the ordinary course of business and not otherwise prohibited under this Section 6.1;

(b) use its best efforts to preserve intact the goodwill and business organization of the Company, keep the officers and employees of the Company available to Purchaser and preserve the relationships and goodwill of the Company with patients, customers, distributors, suppliers, payors, medical staff, employees and other Persons having business relations with the Company;

(c) maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification;

(d) keep in force all Licenses required to operate the Business and the JCAHO accreditation of the Hospital;

(e) duly and timely file or cause to be filed all reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(f) maintain in existing condition and repair (ordinary wear and tear excepted), consistent with past practices, all buildings, offices, shops and other structures located on the Owned Real Property, and all equipment, fixtures and other tangible personal property located on the Owned Real Property;

(g) maintain supplies and inventory at levels that are in the ordinary course of business and consistent with past practice;

(h) continue to collect accounts receivable and pay accounts payable and similar obligations in the ordinary course of business consistent with past practice;

(i) perform in all material respects all of its obligations under all, and not default or suffer to exist any event or condition that with notice or lapse of time or both could constitute a material default under any Assumed Contract (except those being contested in good faith) and not enter into, assume or amend any contract or commitment that is or would be an Assumed Contract except in the ordinary course of business;

(j) maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage to that now maintained by or on behalf of the Company;

(k) continue to maintain its books and records from which financial statements may be prepared in accordance with GAAP consistently applied and on a basis consistent with the Company’s past practice;

(l) continue its cash management practices in the ordinary course of business consistent with past practice;

(m) not amend or modify its charter documents;

(n) not create any subsidiary, acquire any capital stock or other equity securities of any corporation or acquire any equity or ownership interest in any business or entity;

(o) not dispose of or permit to lapse any right to the use of any patent, trademark, trade name, service mark, license or copyright of the Company (including any of the Company Intellectual Property) material to the Business, or dispose of or disclose to any Person, any trade secret, formula, process, technology or know-how of the Company not heretofore a matter of public knowledge;

(p) not (i) sell any Asset, other than in the ordinary course of business, (ii) create, incur or assume any indebtedness secured by the Assets except in the ordinary course of business under existing lines of credit, (iii) grant, create, incur or suffer to exist any Lien on the Assets that did not exist on the date hereof except for Permitted Liens granted or occurring in the ordinary course of business, (iv) incur any liability or obligation (absolute, accrued or contingent), except in the ordinary course of business consistent with past practice, (v) write-down the value of any Asset or investment on the books or records of the Company, except for depreciation and amortization in the ordinary course of business and consistent with past practice, (vi) make any commitment for any capital expenditure to be made on or following the date hereof in excess of $50,000 in the case of any single expenditure or $100,000 in the case of all capital expenditures or (vii) enter into any material contract or agreement involving an annual obligation on the part of the Company in excess of $50,000 without the written consent of Purchaser which consent shall not be unreasonably withheld or delayed;

(q) not increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its employees, officers, directors or consultants, except in the ordinary course of business to the extent consistent with the past practice of the Company;

(r) not pay or agree to pay any additional pension, retirement allowance or other employee benefit under any Company Benefit Plan to any employee, whether past or present, except in the ordinary course of business to the extent consistent with the past practice of the Company;

(s) not adopt, amend or terminate any Company Benefit Plan or increase the benefits provided under any Company Benefit Plan, or promise or commit to undertake any of the foregoing in the future;

(t) not enter into a new collective bargaining agreement;

(u) not amend or terminate any existing Employment Agreement or enter into any new Employment Agreement, except in the ordinary course of business to the extent consistent with the past practice of the Company;

(v) not authorize, or commit or agree (i) not to take any of the actions required in Sections 6.1(a) - (l), or (ii) to take any of the actions prohibited in Sections 6.1(m) - (u).

In connection with the continued operation of the Business during the period commencing on the date hereof and ending on the Closing Date, the Company shall confer in good faith on a regular basis with Purchaser as reasonably requested by Purchaser regarding operational matters and the general status of on-going operations of the Business. The Company hereby acknowledges that Purchaser does not and shall not waive any right it may have hereunder as a result of such consultations. The Company shall not take any action that, in the reasonable and informed opinion of the Responsible Officers of the Company, would, or that would reasonably be likely to, result in any representation or warranty of the Company set forth herein to become untrue.

Section 6.2 Inspection and Access to Information. During the period commencing on the date hereof and ending on the Closing Date, the Company shall (and shall cause its officers, directors, employees, auditors and agents to) provide Purchaser and its accountants, investment bankers, counsel, environmental consultants and other authorized representatives access, on a confidential basis, during reasonable hours and under reasonable circumstances, to the Hospital, the Owned Real Property and the Leased Real Property, employees (including executive officers), properties, contracts, commitments, books, records and other information (including Tax Returns filed and those in preparation) and shall cause its officers to provide access to Purchaser and its authorized representatives, promptly upon request therefor, to such financial, technical and operating data and other information in the possession of the Company or its Affiliates pertaining to the Hospital and the Business as the Purchaser may reasonably request and otherwise cooperate reasonably with the conduct of due diligence by Purchaser and its representatives.

Section 6.3 Access to Medical, Financial and Other Records. To the extent permitted by law, the Company shall be entitled, after the Closing, upon reasonable advance notice and during the regular business hours of the Hospital, to have access to and make copies of, at the Company’s sole expense, the patient records (including the medical records and medical charts of any patient admitted to the Hospital prior to the Closing), and financial, tax and other records to the extent reasonably required to defend any claim or litigation, collect any receivable, seek any reimbursement, or file any tax return. In addition, the Company shall be entitled to remove from the Hospital any such record or chart, but only for purposes of pending litigation involving a patient to whom such record or chart refers, as certified in writing prior to removal by the duly authorized representative of the Company designated by the Chief Executive Officer or Chief Financial Officer of the Shareholder or counsel retained by the Company in connection with such litigation. Any record or chart so removed from the Hospital shall be promptly returned to Purchaser following its use by the Company.

Section 6.4 Notices of Certain Events. The Company shall promptly notify Purchaser of:

(a) any change or event that, in the reasonable and informed opinion of the Responsible Officers of the Company, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect on the Business, the Assets or the Assumed Liabilities or otherwise result in any representation or warranty of the Company hereunder being inaccurate in any material respect;

(b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(c) any notice or other communication from any Governmental Entity that is material to the transactions contemplated hereby;

(d) any action, suit, claim, investigation or proceeding commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or the Business that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 4.10 or that relate to the consummation of the transactions contemplated hereby; and

(e) (i) the damage or destruction by fire or other casualty of any Asset or part thereof having a fair market value in excess of $50,000 or (ii) any Asset or part thereof having a fair market value in excess of $50,000 becoming the subject of any proceeding (or, to the Knowledge of the Company, threatened proceeding) for the taking thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action.

The Company hereby acknowledges that Purchaser does not and shall not waive any right it may have hereunder as a result of such notifications.

Section 6.5 Interim Financials. As promptly as practicable following each month subsequent to the date hereof and prior to the Closing Date, the Company shall deliver to Purchaser on a confidential basis periodic management reports in the form that it customarily prepares for its internal purposes concerning the Business containing unaudited balance sheets of the Company as of the last day of each such period and statements of income of the Company for the period then ended. The Company covenants that such interim statements (i) shall present fairly in accordance with GAAP (except as to the absence of footnotes, statements of cash flows and shareholders equity and subject to normal audit adjustments and exceptions noted on Schedule 4.7) the financial condition of the Business as of their respective dates and the related results of their respective operations for the respective periods then ended, and (ii) shall be prepared on a basis consistent with prior interim periods.

Section 6.6 No Solicitation of Transactions. Neither the Company nor any of its Affiliates shall, directly or indirectly, through any officer, director, manager or agent of any of them or otherwise, initiate, solicit or intentionally encourage (including by way of furnishing non-public information or assistance), or enter into negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than Purchaser with respect to a sale of all or any substantial portion of the Assets, or a merger, consolidation, business combination, sale of all or any substantial portion of the capital stock of the Company, or the liquidation or similar extraordinary transaction with respect to the Company. The Company shall notify Purchaser orally (within five (5) Business Days) and in writing (as promptly as practicable) of the material terms Known to the Company of any proposal by a third party to do any of the foregoing that the Company or any of its Affiliates or any of their respective officers, directors, partners, managers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters. In the event such inquiry or proposal is in writing, the Company shall deliver to Purchaser a copy of such inquiry or proposal together with such written notice promptly upon receipt by the Company.

Section 6.7 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, each Party shall each use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all consents required as described on Schedule 2.2(c) and all regulatory approvals and to satisfy all conditions to its obligations hereunder and to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Expiration Date, in accordance with the terms hereof and shall cooperate reasonably with each other Party and its officers, directors, employees, agents, counsel, accountants and other designees in connection with any step required to be taken as a part of its obligations hereunder, including the following:

(a) Each Party promptly shall make its filings and submissions and shall take such actions as shall be necessary under applicable Laws to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby (except that Purchaser shall have no obligation to take or consent to the taking of any action required by any such Governmental Entity that would reasonably be expected to have a Material Adverse Effect on the Business, the Assets or the transactions contemplated by this Agreement or Purchaser Ancillary Documents). Each Party shall furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby.

(b) In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Acquisition or any other transaction contemplated hereby or seeks damages in connection therewith, the Parties shall (i) cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use all reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(c) The Company shall give such notices to third parties and use reasonable efforts (in consultation with Purchaser) to obtain such third-party consents as may be (i) necessary to consummate the transactions contemplated hereby, (ii) required to be given or obtained, including those required to be given or obtained on Schedule 2.2(c) and the other Schedules, (iii) required to avoid a breach of or default under any Assumed Contract in connection with the consummation of the transactions contemplated hereby or (iv) required to prevent a Material Adverse Effect, whether prior to, on or following the Closing Date.

(d) Each Party shall give prompt notice to the other Parties upon obtaining Knowledge of (i) the occurrence, or failure to occur, of any event that the occurrence or failure of which would be likely to cause any representation or warranty of the Company, the Shareholder or Purchaser, as the case may be, contained herein to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or that would be likely to result in the failure to satisfy any condition specified in Article VII and (ii) any failure of the Company, the Shareholder or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them hereunder. Each of the Company and the Shareholder hereby acknowledges that neither the Purchaser nor the Company waives, and neither shall waive, any right it may have hereunder as a result of such notifications.

Section 6.8 License Applications. The Company and the Shareholder shall cooperate with the reasonable requests of the Purchaser in connection with its application to obtain all Licenses that are required for Purchaser to acquire the Assets and to operate the Business. In connection with each such application on the part of Purchaser, the Company will furnish promptly with such information and data in the possession of the Company or its Affiliates as may reasonably be requested by Purchaser which is necessary and shall otherwise assist Purchaser as reasonably requested.

Section 6.9 Public Announcements. Subject to its legal obligations (including requirements of stock exchanges and other similar regulatory bodies), each Party shall consult with the other Parties with respect to the timing and content of all announcements regarding any aspect hereof or the transactions contemplated hereby to the financial community, Governmental Entities, employees, payors, medical staff, patients, customers or the general public and shall use reasonable efforts to agree upon the text of any such announcement prior to its release.

Section 6.10 Supplements to Schedules. From time to time up to the Closing, the Company and the Shareholder shall promptly supplement or amend the Schedules that they have delivered with respect to any matter first existing or occurring following the date hereof that (a) if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Schedules, or (b) is necessary to correct any information in the Schedules that has been rendered inaccurate thereby. No supplement or amendment to any Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.1 or the obligations of the Company and the Shareholder under Section 10.1(c). If the Company or the Shareholder (i) supplements or amends any Schedule other than Schedule 2.2(c) and, in Purchaser’s reasonable judgment, the matter giving rise to any such supplement or amendment is reasonably likely to adversely affect in any material respect the Business, the Assets, Purchaser or Purchaser’s operation of the Business following the Closing, or (ii) supplements or amends Schedule 2.2(c), Purchaser shall have the right, within three (3) Business Days of receipt by Purchaser of such supplement or amendment, to terminate this Agreement pursuant to Section 9.1(f).

Section 6.11 Employees.

(a) Transferred Employees. On the Closing Date effective as of the Closing, the Company shall terminate all of its employees, except as otherwise provided in this Section 6.11. Commencing on the Closing Date, Purchaser shall offer employment, subject to Purchaser’s standard hiring policies, on an “at will” basis, to (i) all of the employees of the Company who are Active Employees, and (ii) certain of the employees of the Company who are Non-Active Employees, as determined by Purchaser in its sole discretion on a case by case basis (collectively, the “Potential Transferred Employees”). Potential Transferred Employees who accept such offer are, as of the time they first perform services for Purchaser, referred to herein as the “Transferred Employees”. Purchaser shall have no obligation of any kind to offer employment or otherwise with respect to any employee of the Company who is not a Potential Transferred Employee

and each such employee shall remain an employee of the Company unless otherwise agreed in writing by Purchaser. Purchaser shall have no responsibility for severance pay or any other liability with respect to any Employee who declines Purchaser’s offer of employment or fails to commence employment with Purchaser after acceptance of offer. The Company shall not in any way interfere with Purchaser’s efforts to employ any Transferred Employees.

(b) COBRA Coverage. The Company shall be solely responsible for offering and providing any COBRA Coverage with respect to any “qualified beneficiary” who is covered by a Company Benefit Plan that is a “group health plan” and who experiences a “qualifying event” on or prior to the Closing Date. Purchaser shall be solely responsible for offering and providing any COBRA Coverage required with respect to any Transferred Employee (or other qualified beneficiary) who becomes covered by a group health plan sponsored or contributed to by Purchaser and who experience a qualifying event following the Closing Date. For purposes hereof, each of “qualified beneficiary”, “group health plan” and “qualifying event” shall have the meaning ascribed thereto in Section 4980B of the Code.

(c) Information. The Company shall provide Purchaser such information in the possession of the Company or its Affiliates relating to each Potential Transferred Employee as Purchaser may reasonably request in connection with its employment of such individuals, including initial employment dates, termination dates, reemployment dates, hours of service, information relating to FMLA leave as of the Closing Date, compensation and tax withholding history and such information shall be true and correct in all material respects.

Section 6.12 Company Benefit Plans.

(a) Compliance. The Company shall take such actions necessary and reasonable to correct any material compliance deficiencies identified by Purchaser or the Company with respect to any Company Benefit Plan providing benefits to employees or independent contractors or former employees or independent contractors of the Company (or the dependents of any of them) and provide reasonable evidence of such corrections.

(b) Contributions. Prior to the Closing Date, the Company shall make all required contributions, including any employer matching contributions, on behalf of Transferred Employees participating in each Company Benefit Plan which is a pension benefit plan within the meaning of ERISA § 3(2) and shall make all required contributions and pay all premiums required under any other Company Benefit Plan on behalf of Transferred Employees with respect to periods ending on or prior to the Closing Date.

(c) Administration. The Company shall be solely responsible for providing all information, forms and other administrative assistance and materials required of a plan administrator.

(d) Tax-Qualification. The Company agrees that it shall take such action as it reasonably deems necessary to maintain the tax-qualified status of any Company Benefit Plan for as long as any Transferred Employees have assets in such plan.

Section 6.13 Taxes; Expenses. The Company shall pay all income taxes on any gains of the sale of the Assets and the State real property transfer tax resulting from the sale of the Assets by the Company to Purchaser. Purchaser shall pay all recording fees payable as a result of the Acquisition. The Parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications and other documents regarding Taxes and all transfer, recording, registration and other fees that become payable in connection with the transactions contemplated hereby that are required or permitted to be filed at or prior to the Closing.

Section 6.14 Insurance. The Company shall maintain insurance arrangements covering its insurable professional liability risks and with coverage limits set forth on Schedule 6.14 for a period of five (5) years after the Closing. In addition, on or prior to each anniversary of the Closing Date for a period of five (5) years after the Closing Date, the Company shall deliver to Purchaser, if and when requested in writing by Purchaser, certificates of insurance, in a form consistent with the insurer’s normal practice, indicating that the Company has coverage as required in this Section 6.14(b) and that the insurer shall endeavor to provide Purchaser with advance notice of any policy termination, cancellation, or non-renewal.

Section 6.15 Confidential Information; Non-Solicitation.

(a) Confidential Information. The Company and the Shareholder shall hold in confidence at all times following the date hereof all Confidential Information and shall not disclose, publish or make use of Confidential Information at any time following the date hereof without the prior written consent of Purchaser.

(b) Nonsolicitation. The Company and the Shareholder shall not, prior to the second (2nd) anniversary of the Closing Date, in any manner, directly or indirectly or by assisting any other Person, recruit or hire away or attempt to recruit or hire away, on any of their behalves or on behalf of any other Person, any Transferred Employee.

(c) Severability. In the event a judicial or arbitral determination is made that any provision of this Section 6.15 constitutes an unreasonable or otherwise unenforceable restriction against the Company or the Shareholder, the provisions of this Section 6.15 shall be rendered void only to the extent that such judicial or arbitral determination finds such provisions to be unreasonable or otherwise unenforceable with respect to the Company or the Shareholder. In this regard, any judicial authority construing this Agreement shall be empowered to sever any time period from the coverage of this Section 6.15 and to apply the provisions of this Section 6.15 to the remaining time period not so severed by such judicial or arbitral authority. Moreover, notwithstanding the fact that any provision of this Section 6.15 is determined not to be specifically enforceable, Purchaser shall nevertheless be entitled to recover monetary damages as a result of the breach of such provision by the Company or the Shareholder. The time period during which the prohibitions set forth in this Section 6.15 shall apply shall be tolled and suspended for a period equal to the aggregate time during which the Company or the Shareholder violates such prohibitions in any respect.

(d) Injunctive Relief. Any remedy at law for any breach of the provisions contained in this Section 6.15 shall be inadequate and any Party shall be entitled to injunctive relief in addition to any other remedy such Party might have hereunder.

Section 6.16 Name Change. Within three (3) Business Days following Closing, the Company shall change its corporate name to remove any reference to the name “Mountainside Medical Center” or any other trade name used in the Business not constituting an Excluded Asset. As promptly as practicable following the Closing, the Company shall file in all jurisdictions in which it is qualified to do business all documents necessary to reflect such change of name or to terminate the Company’s qualification of such name therein. In connection with enabling Purchaser, at or as soon as practicable following the Closing, to use the current corporate name of the Company, the Company shall, at or prior to the Closing, execute and deliver to Purchaser such consents related to such change of name as may reasonably be requested by Purchaser for such purpose, and shall otherwise cooperate with the reasonable requests of Purchaser in such respect.

Section 6.17 Risk of Loss. The risk of loss with respect to the Assets shall remain with the Company until the Closing. Until the Closing, the Company shall maintain in force all the policies of property damage insurance under which any Asset is insured. In the event prior to the Closing any Asset is lost, damaged or destroyed and such loss, damage or destruction would likely result in a Material Adverse Effect, then:

(a) Purchaser may terminate this Agreement in accordance with the provisions of Section 9.1(d); or

(b) Purchaser may require the Company to assign to Purchaser the proceeds of any insurance payable as a result of the occurrence of such loss, damage or destruction and to reduce the Purchase Price by the amount of the replacement cost of the Assets that were lost, damaged or destroyed less the amount of any proceeds of insurance payable as a result of the occurrence unless the replacement cost of the Assets lost, damaged or destroyed exceeds $500,000 in which event the Purchaser’s option shall be limited to termination under clause (a) of this Section 6.17.

Section 6.18 Cost Reports. Within the time required by statute and regulation, the Company will prepare and file with respect to the Hospital all facility and home office cost reports relating to periods ending prior to the Closing Date, including terminating cost reports for the Medicare, Medicaid and other applicable governmental and private health benefit plans. The Company will provide copies of all such cost reports to Purchaser. All amounts owed by the Company for any such cost report settlements or adjustments shall be promptly paid by the Company. The Company shall promptly reimburse Purchaser for any cost report adjustments or other Medicare, Medicaid or other governmental program or third party payor adjustments withheld from Purchaser after the Closing Date consisting of overpayments, adjustments or other amounts owed by the Company for any period prior to the Closing Date. Purchaser shall promptly reimburse the Company for any cost report adjustments or other Medicare, Medicaid or other governmental program or third party payor adjustments or payments paid to Purchaser after the Closing Date consisting of underpayments, adjustments or other amounts owed to the Company for any period prior to the Closing Date.

Section 6.19 Reimbursement.

(a) If the Company receives any payments with respect to the Business which are at least partially applicable to periods of time after the Closing, the Company shall forward, within three (3) Business Days after receipt, to Purchaser any such portion of that payment relating to the period after the Closing. In the event Purchaser receives any payments with respect to the Business which are at least partially applicable to periods of time before the Closing (including any payments due to the Company from physicians or other health care professionals), Purchaser shall forward, within three (3) Business Days after receipt, to the Company any such portion of that payment relating to the period before the Closing.

(b) To compensate Purchaser and the Company for services rendered and medicine, drugs, and supplies provided by each of them on, before or after the Closing Date (the “Transition Services”) with respect to patients admitted to the Hospital on or before the Closing but who are not discharged until after the Closing (such patients being referred to herein as the “Transition Patients”), the Parties agree as follows:

(i) As soon as practicable after the Closing Date, the Company shall deliver to Purchaser a statement itemizing the Transition Services provided by the Company, on or before the Closing Date to Transition Patients.

(ii) Purchaser shall pay to the Company an amount equal to the payments received by Purchaser on behalf of a Transition Patient to whom the Company provided Transition Services multiplied by a fraction, the numerator of which shall be the total charges for the Transition Services provided to such Transition Patient by the Company, and the denominator of which shall be the total charges for the Transition Services provided to such Transition Patient by the Company and Purchaser.

(iii) In the case of Transition Patients with respect to whom a deposit was obtained, the amount payable to the Company pursuant to the preceding sentence shall be reduced by an amount equal to the amount of such deposit multiplied by a fraction equal to 100% less the fraction determined in accordance with the preceding sentence.

(iv) Purchaser shall pay amounts due to the Company pursuant to this Section 6.19(b) no later than ten (10) days after the end of the month in which Purchaser receives the payments giving rise to the obligation to pay such amount.

(c) For a period of one hundred twenty (120) days following the Closing Date, the Purchaser shall provide collection services for the Company in accordance with the Collection Services Agreement to be entered into by the Company and the Purchaser substantially in the form attached as Exhibit B (the “Collection Services Agreement”).

Section 6.20 Termination of Provider Agreements. The Company shall take all such actions required to terminate its Medicare provider agreement and Medicaid provider agreement effective as of the Closing Date, including giving all required notifications to the Centers for Medicare & Medicaid Services and the Georgia Department of Community Health/Division of Medical Assistance.

Section 6.21 Consents. The Company shall, during the remaining term of the Non-Assignable Contracts, use commercially reasonable efforts to (a) obtain the consent of the applicable third party, (b) make the benefit of such Non-Assignable Contracts available to Purchaser so long as Purchaser fully cooperates with the Company and promptly reimburses the Company for all payments made by the Company in connection therewith and indemnifies the Company with respect thereto, and (c) enforce at the request of Purchaser and at the expense and for the account of Purchaser, any rights of the Company arising from such Non-Assignable Contracts against the other party or parties thereto (including the right to elect or terminate any such Non-Assignable Contracts in accordance with the terms thereof). To the extent commercially reasonable, the Company will not take any action or suffer any omission which would limit or restrict or terminate in any material respect the benefits to Purchaser of such Non-Assignable Contracts unless, in good faith and after consultation with and prior written notice to Purchaser, the Company is ordered orally or in writing to do so by a Governmental Entity of competent jurisdiction or the Company is otherwise required to do so by law; provided that if any such order is appealable, the Company will, at Purchaser’s cost and expense, take such actions as are requested by Purchaser to file and pursue such appeal and to obtain a stay of such order. With respect to any such Non-Assignable Contract as to which the necessary approval or consent for the assignment or transfer to Purchaser is obtained following the Closing, the Company shall transfer such Non-Assignable Contract to Purchaser by execution and delivery of an instrument of conveyance reasonably satisfactory to Purchaser within three (3) Business Days following receipt of such approval or consent. Notwithstanding the foregoing, the Company shall not be indemnified with respect to payments under any Non-Assignable Contract to the extent of any losses which result from (i) the Company’s failure to take any lawful action in accordance with Purchaser’s reasonable instructions, provided that the taking of any such action shall not expose the Company to any risk of unindemnified loss or to any risk of criminal penalty or (ii) the Company’s gross negligence or willful misconduct.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a) Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Acquisition may not be consummated as provided herein, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby, in each case where the Closing would (or would be reasonably likely to) result in a material fine or penalty payable by Purchaser or any of its Affiliates or to impose any restraint or restriction on Purchaser’s operation of the Business following the Closing.

(b) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, all Governmental Entities required in connection with the execution, delivery or performance hereof shall have been obtained or made, except where the failure to have obtained or made any such consent, approval, order, authorization, registration, declaration or filing would not result in a material fine or penalty payable by Purchaser or any of its Affiliates or any adverse effect on the assets, liabilities, results of operations, business or prospects of the Business following the Closing.

(c) Representations and Warranties. The representations and warranties of the Company and the Shareholder set forth in Article IV shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall, to the extent so qualified, be true and correct in all respects.

(d) Performance of Obligations of the Company and the Shareholder. The Company and the Shareholder shall have performed in all material respects all covenants and agreements required to be performed by each of them hereunder at or prior to the Closing.

(e) No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect or any development likely to result in a Material Adverse Effect;

(f) Company Certificate. The President and Chief Financial Officer of the Company shall have executed and delivered to Purchaser a certificate as to compliance with the conditions set forth in Sections 7.1(b), (c), (d) and (e).

(g) Shareholder Certificate. The authorized officers of the Shareholder shall have executed and delivered to Purchaser a certificate as to compliance with the conditions set forth in Sections 7.1(b), (c) and (d).

(h) Consents. The Company shall have obtained and delivered to Purchaser the written consents (or waivers with respect thereto) described on Schedule 2.2(c) that Purchaser determines in its sole discretion exercised in good faith are material to its operation of the Business following the Closing (and all such consents and waivers shall be in full force and effect).

(i) Licenses. Purchaser shall have been issued, or shall have received approval of the transfer of, all Licenses necessary to enable Purchaser to own, occupy and lease the Assets and operate the Business.

(j) Closing Date Indebtedness; Release of Liens. The Closing Date Indebtedness shall have been repaid in full by disbursement of a portion of the Purchase Price, and the Company shall have delivered to Purchaser reasonably satisfactory evidence that all Liens affecting the Assets have been released.

(k) Title Commitment. Purchaser shall have been able to obtain at its expense a commitment for a title insurance policy or policies in customary form and substance and at customary rates ensuring Purchaser that at the Closing it shall acquire good, marketable and insurable title to the Owned Real Property, subject only to Permitted Liens. The Company shall have executed and delivered such owner’s affidavits (in customary form) as are necessary to enable Purchaser to obtain the aforesaid title insurance policy or policies.

(l) Environmental Reports. The Company, at Purchaser’s sole cost and expense, shall have obtained and delivered to Purchaser a Phase I environmental report with respect to each parcel included in the Owned Real Property, which report shall be reasonably satisfactory to Purchaser.

(m) Approval of Reimbursement Applications. Purchaser shall have received notice that its application for enrollment in the Medicare program has been approved by such program’s intermediary and such approval has been communicated to the Georgia Department of Human Resources.

(n) Opinion of Company Counsel. Purchaser shall have received an opinion of Smith, Gambrell & Russell, LLP, counsel to the Company and the Shareholder, dated the Closing Date, substantially in the form attached as Exhibit C.

(o) Noncompetition Agreement. The Company shall have delivered to Purchaser the Noncompetition Agreement (the “Noncompetition Agreement”) in the form attached as Exhibit D, duly executed on behalf of the Company.

(p) Ancillary Documents. The Company shall have delivered, or caused to be delivered, to Purchaser the following:

(i) executed deeds, bills of sale, instruments of assignment, certificates of title and other conveyance documents, dated as of the Closing Date, transferring to Purchaser all of the Company’s right, title and interest in and to the Assets, together with possession of the Assets, including the Bill of Sale (the “Bill of Sale”) substantially in the form attached as Exhibit E;

(ii) documents evidencing the assignment of the Assumed Contracts and the assignment of any assignable Licenses, including the Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) substantially in the form attached as Exhibit F;

(iii) a certificate by the Secretary or any Assistant Secretary of the Company, dated the Closing Date, as to (1) the good standing of the Company in its jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business, (2) no amendments to the Company’s charter documents and (3) the effectiveness of the resolutions of the board of directors and the Shareholder authorizing the execution, delivery and performance hereof by the Company passed in connection herewith and the transactions contemplated hereby;

(iv) the Collection Services Agreement; and

(v) all other documents required to be entered into by the Company and the Shareholder pursuant hereto or reasonably requested by Purchaser to convey the Assets to Purchaser or to otherwise consummate the transactions contemplated hereby.

(q) FIRPTA Affidavit. The Company shall have delivered to Purchaser a non-foreign affidavit dated as of the Closing Date and in form and substance required under the Treasury Regulations issued under Section 1445 of the Code so that Purchaser is exempt from withholding any portion of the Purchase Price thereunder.

Section 7.2 Conditions to Obligations of the Company. The obligations of the Company and the Shareholder to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a) Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Acquisition may not be consummated as provided herein, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby, in each case where the Closing would (or would be reasonably likely to) result in a material fine or penalty payable by the Company or a material restriction on the Company’s operations as a result of such matter.

(b) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity required in connection with the execution, delivery or performance hereof shall have been obtained or made, except where the failure to have obtained or made any such consent, approval, order, authorization, registration, declaration or filing would not result in a material fine or penalty payable by the Company or a material restriction on the Company’s operations.

(c) Representations and Warranties. The representations and warranties of Purchaser set forth in Article V shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall, to the extent so qualified, be true and correct in all respects.

(d) Performance of Obligations by Purchaser. Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it hereunder on or prior to the Closing Date.

(e) Certificates. Purchaser shall have delivered to the Company a certificate of an authorized officer as to compliance with the conditions set forth in Sections 7.2(b) and (c).

(f) Opinion of Purchaser Counsel. Company and the Shareholder shall have received an opinion of King & Spalding LLP, counsel to Purchaser, dated the Closing Date, substantially in the form attached as Exhibit G.

(g) Ancillary Documents. Purchaser shall have delivered, or caused to be delivered, to the Company and the Shareholder the following:

(i) documents evidencing the assumption by Purchaser of the Assumed Contracts the acceptance of the Assignable Licenses and the Assumed Liabilities, including the Assignment and Assumption Agreement;

(ii) a certificate by the Secretary or any Assistant Secretary of Purchaser, dated the Closing Date, as to (1) the good standing of Purchaser in its jurisdiction of incorporation and (2) the effectiveness of the resolutions of the board of directors of Purchaser or committee thereof authorizing the execution, delivery and performance hereof by Purchaser passed in connection herewith and the transactions contemplated hereby;

(iii) the Collection Services Agreement;

(iv) the Noncompetition Agreement; and

(v) all other documents required to be entered into or delivered by Purchaser at or prior to the Closing pursuant hereto.

ARTICLE VIII

CLOSING

The Closing shall occur within five (5) Business Days following the satisfaction or waiver of the conditions set forth in Article VII, or on such other date as the Parties may agree. The Closing shall take place at the offices of Smith, Gambrell & Russell, LLP, 1230 Peachtree Street, Suite 3100, Atlanta, Georgia 30309, or at such other place as the Parties may agree.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated:

(a) in writing by mutual consent of the Parties;

(b) by written notice from the Company to Purchaser, in the event Purchaser (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach is not cured within ten (10) days following the Company having notified Purchaser of its intent to terminate this Agreement pursuant to this Section 9.1(b);

(c) by written notice from Purchaser to the Company, in the event either the Company or the Shareholder (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach is not cured within ten (10) days following Purchaser having notified the Company of its intent to terminate this Agreement pursuant to this Section 9.1(c);

(d) by written notice from Purchaser to the Company under the circumstances described in Section 6.17;

(e) by written notice by the Company to Purchaser or Purchaser to the Company, as the case may be, in the event the Closing has not occurred on or prior to June 11, 2004 (the “Expiration Date”) for any reason other than delay or nonperformance of the Party seeking such termination; or

(f) by written notice from Purchaser to the Company within three (3) Business Days following receipt of (i) any supplement or amendment to any Schedule other than Schedule 2.2(c), if, in Purchaser’s reasonable judgment, the matter giving rise to such supplement or amendment may adversely affect in any material respect the Business, the Assets, Purchaser or Purchaser’s operation of the Business following the Closing, or (ii) any supplement or amendment to Schedule 2.2(c).

Section 9.2 Specific Performance and Other Remedies. Each Party hereby acknowledges that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law. In the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party or Parties may, subject to the terms hereof and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief. Neither the Company, the Shareholder nor the Parent shall be liable in damages for any breach or inaccuracy of any representation or warranty to the extent that, prior to Closing, the Company and the Shareholder supplement or amend the appropriate Schedule(s) pursuant to Section 6.10 to make such representation or warranty true and correct as of the Closing.

Section 9.3 Effect of Termination. In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any Party or its partners, officers, directors or stockholders, except for obligations under Section 6.9 (Public Announcements), Section 11.1 (Notices),

Section 11.6 (Controlling Law; Amendment), Section 11.7 (Consent to Jurisdiction, Etc.) and Section 11.15 (Transaction Costs) and this Section 9.3, all of which shall survive the Termination Date. Notwithstanding the foregoing, nothing contained herein shall relieve any Party from liability for any breach hereof.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification Obligations of the Company and Shareholder. The Company and the Shareholder shall, jointly and severally, indemnify, defend and hold harmless Purchaser Indemnified Parties from, against, and in respect of, any and all claims, liabilities, obligations, damages, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a) the Excluded Liabilities and any other liability or obligation of the Company or the Shareholder of any nature whatsoever, except the Assumed Liabilities;

(b) any breach or inaccuracy of any representation or warranty made by the Company or the Shareholder in this Agreement, the Company Ancillary Documents or the Shareholder Ancillary Documents;

(c) any breach of any covenant, agreement or undertaking (exclusive of any representation or warranty referred to in clause (b) of this Section 10.1) made by the Company or the Shareholder in this Agreement, the Company Ancillary Documents or the Shareholder Ancillary Documents; or

(d) any actual fraud, willful misconduct or bad faith of the Company or the Shareholder in connection with this Agreement, the Company Ancillary Documents or the Shareholder Ancillary Documents.

The claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments of Purchaser Indemnified Parties described in this Section 10.1 as to which Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as “Purchaser Losses”.

Section 10.2 Indemnification Obligations of Purchaser. Purchaser shall indemnify and hold harmless the Company Indemnified Parties from, against and in respect of any and all claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a) the Assumed Liabilities;

(b) any breach or inaccuracy of any representation or warranty made by Purchaser in this Agreement or in any Purchaser Ancillary Document;

(c) any breach of any covenant, agreement or undertaking (exclusive of any representation or warranty referred to in clause (b) of this Section 10.2) made by Purchaser in this Agreement or in any Purchaser Ancillary Document; or

(d) any actual fraud, willful misconduct or bad faith of Purchaser in connection with this Agreement or Purchaser Ancillary Documents.

The claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments of the Company Indemnified Parties described in this Section 10.2 as to which the Company Indemnified Parties are entitled to indemnification are collectively referred to as “Company Losses”.

Section 10.3 Indemnification Procedure.

(a) Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Purchaser Loss or any Company Loss (as the case may be), such Indemnified Party shall notify Purchaser or the Company and the Shareholder, as the case may be (the “Indemnifying Party”), provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder with respect to such claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within ten (10) Business Days thereafter to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such 10 Business Day period, then such Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel as incurred. In any audit, investigation, action or proceeding for which indemnification is being sought hereunder the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 10.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, employees and Affiliates from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (x) such settlement, compromise or consent includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of such claim, (y) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to payment pursuant hereto, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim properly made pursuant to this Section 10.3(c), it being understood that notices for claims in respect of a breach of a representation or warranty or other indemnity must be delivered prior to the expiration of the survival period for such representation or warranty or other indemnity under Section 10.4. In the event the Indemnifying Party has disputed its liability with respect to such claim, such Indemnified Party and the appropriate Indemnifying Party shall, as promptly as practicable upon the Indemnifying Party learning of the basis therefore, establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five (5) Business Days following the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds the amount, if any, of any such claim the merit and amount of which is established as determined hereunder.

Section 10.4 Claims Period. The Claims Periods hereunder shall begin on the date hereof and terminate as follows:

(a) with respect to Purchaser Losses arising under Section 10.1(b), the Claims Period shall (i) continue indefinitely with respect to any breach or inaccuracy of any Surviving Representation, (ii) continue for the applicable statute of limitations with respect to any breach or inaccuracy of any representation or warranty set forth in Section 4.21 (Tax Returns; Taxes), (iii) continue until the fifth (5th) anniversary of the Closing Date with respect to any breach or inaccuracy of any representation or warranty set forth in Section 4.26 (Environmental, Health and Safety Matters), and (iv) continue until the second (2nd) anniversary of the Closing Date with respect to any breach or inaccuracy of any other representation or warranty of the Company or the Shareholder;

(b) with respect to Purchaser Losses arising under the Surviving Company and Shareholder Obligations, the Claims Period shall until the fifth (5th) anniversary of the Closing Date;

(c) with respect to Company Losses arising under Section 10.2(b), the Claims Period shall (i) continue indefinitely with respect to any breach or inaccuracy of any representation or warranty set forth in Section 5.2 (Authorization), and (ii) continue until the second (2nd) anniversary of the Closing Date with respect to any breach or inaccuracy of any other representation or warranty of Purchaser;

(d) with respect to Company Losses arising under the Surviving Purchaser Obligations, the Claims Period shall continue until the fifth (5th) anniversary of the Closing Date; and

(e) with respect to all other Purchaser Losses or Company Losses arising hereunder, the Claims Period shall terminate on the date that is two (2) years following the Closing Date.

Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 10.5 Liability Limits.

(a) Notwithstanding anything to the contrary set forth herein, Purchaser Indemnified Parties shall not make a claim against the Company or the Shareholder for indemnification under this Article X for Purchaser Losses unless and until the aggregate amount of such Purchaser Losses exceeds Two Hundred Fifty Thousand Dollars ($250,000) (the “Deductible”) in which event Purchaser Indemnified Parties may claim indemnification for all Purchaser Losses in excess of $150,000; provided, however, the Surviving Company and Shareholder Obligations and the Surviving Representations shall not be subject to the Deductible.

(b) Notwithstanding anything to the contrary set forth herein, the maximum aggregate liability of the Company and the Shareholder for indemnification under this Article X shall not exceed Six Million Dollars ($6,000,000) (the “Cap”); provided, however, the Surviving Company and Shareholder Obligations, the Surviving Representations, the representations and warranties set forth in Section 4.21 (Tax Returns; Taxes), and the representations and warranties set forth in Section 4.26 (Environmental, Health and Safety Matters) shall not be subject to, and shall not count against, the Cap.

Section 10.6 Investigations. The respective representations and warranties of the Parties contained in this Agreement or any certificate or other document delivered by any Party at or prior to the Closing and the rights to indemnification set forth in this Article X shall not be deemed waived or otherwise affected by any investigation made, or knowledge acquired (or capable of being acquired), by a Party at any time whether before or after the execution and delivery of this Agreement or the Closing.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1 Notices. All notices, communications and deliveries hereunder shall be made in writing signed by or on behalf of the Party making the same, shall specify the Section pursuant to which it is given or being made, and shall be delivered personally or by UPS Next Day Air or other overnight courier service (with evidence of delivery and postage and other fees prepaid) as follows:

To Purchaser:	Piedmont Medical Center, Inc.
2001 Peachtree Road, N.W., Suite 400
Atlanta, Georgia 30309
Attn: Gregory A. Hurst
Telephone: (404) 605-3386
Telecopy: (404) 609-6793
E-mail: greg.hurst@piedmont.org

with a copy to:	Piedmont Medical Center, Inc.
2001 Peachtree Road, N.W., 2nd Floor
Atlanta, Georgia 30309
Attn: Jay D. Mitchell
Telephone: (404) 605-3386
Telecopy: (404) 609-6793
E-mail: jay.mitchell@piedmont.org

and to:	King & Spalding LLP
191 Peachtree Street
Atlanta, Georgia 30303
Attn: Jon R. Harris, Jr.
Telephone No.: (404) 572-3593
Telecopy No.: (404) 572-5136
E-mail: jrharris@kslaw.com

To the Company or Shareholder:	Southern Health Corporation of Jasper, Inc.
c/o SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1300
Atlanta, Georgia 30339-0049
Attention: Chief Executive Officer
Telephone No.: (770) 933-7000
Telecopy No.: (770) 933-7010
E-mail: robert.thornton@sunlinkhealth.com

with a copy to:	Smith, Gambrell & Russell, LLP
Suite 3100 Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
Attention: Howard E. Turner
Telephone: (404) 815-3594
Telecopy: (404) 685-6894
E-mail: hturner@sgrlaw.com

or to such other representative or at such other address of a Party as such Party may furnish to the other Party in writing. Any such notice, communication or delivery shall be deemed given or made (a) on the date of delivery, if delivered in person, or (b) on the first (1st) Business Day following delivery to an overnight courier service.

Section 11.2 Schedules and Exhibits. The Schedules and Exhibits are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

Section 11.3 Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties; provided that Purchaser shall, without the obligation to obtain the prior written consent of any other Party, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to one or more Affiliates of Purchaser but in such event shall be jointly and severally liable with the transferee for all obligations of the Purchaser hereunder. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 11.4 Captions. The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 11.5 Construction. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other genders, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (d) the term “or” has the inclusive meaning represented by the phrase “and/or”, (e) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (f) the terms “day” and “days” mean and refer to calendar day(s) and (g) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time except in the case of representations and warranties, in which event Law means such Law as in force and effect at the time such representation or warranty is made. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 11.6 Controlling Law; Amendment. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Georgia without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

Section 11.7 Consent to Jurisdiction, Etc. Each Party hereby irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Georgia or the federal courts located in the State of Georgia, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocable waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that they any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 11.7 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 11.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. Each Party, to the fullest extent permitted by law, knowingly, voluntarily and intentionally waives its right to a trial by jury with respect to any Legal Dispute.

Section 11.8 Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of law that renders any such provision prohibited or unenforceable in any respect.

Section 11.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

Section 11.10 Enforcement of Certain Rights. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof.

Section 11.11 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 11.12 Integration. This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (including that certain Confidentiality Agreement, dated as of January 13, 2004, by and between Purchaser Parent and Parent) and constitute the entire agreement among the Parties with respect thereto.

Section 11.13 Compliance with Bulk Sales Laws. Each Party hereby waives compliance by the Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement.

Section 11.14 Cooperation Following the Closing. Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for herein, to accomplish the purpose hereof or to assure to any other Party the benefits hereof.

Section 11.15 Transaction Costs. Except as provided above or as otherwise expressly provided herein, (a) Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the Company and the Shareholder shall pay the fees, costs and expenses of the Company and the Shareholder incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of their financial advisors, accountants and counsel.

Section 11.16 Parent Guarantee.

(a) Parent hereby absolutely, unconditionally and irrevocably guarantees, as a primary obligor and not merely a surety to Purchaser and its Affiliates (i) the due and punctual payment by the Company and the Shareholder of all amounts owed to Purchaser or any of its Affiliates under this Agreement and the Ancillary Agreements when due and payable and (ii) the due and punctual performance by the Company and the Shareholder of each of their covenants, agreements and obligations under this Agreement and the Ancillary Agreements. The liability of Parent as aforesaid shall not be released or diminished by any arrangements or alterations of terms (whether of this Agreement, any

Ancillary Agreement or otherwise) or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. Parent hereby waives all defenses otherwise available to a guarantor or surety other than fraud, bad faith, payment in full, and accord and satisfaction.

(b) This guarantee is to be a continuing security of Purchaser and its Affiliates for all obligations owed by the Company and the Shareholder to Purchaser and its Affiliates under or pursuant to this Agreement and the Ancillary Agreements. This guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the obligations under this Section 11.16 is rescinded or must otherwise be returned by Purchaser or its Affiliates upon the insolvency, bankruptcy or reorganization of Parent or otherwise, all as though such payment had not been made. This is a guarantee of payment and not of collection only.

Section 11.17 Purchaser Parent Guarantee.

(a) Purchaser Parent hereby absolutely, unconditionally and irrevocably guarantees, as a primary obligor and not merely a surety to Company and its Affiliates (i) the due and punctual payment by the Purchaser of all amounts owed to the Company or any of its Affiliates under this Agreement and the Ancillary Agreements when due and payable and (ii) the due and punctual performance by the Purchaser of each of its covenants, agreements and obligations under this Agreement and the Ancillary Agreements. The liability of Purchaser Parent as aforesaid shall not be released or diminished by any arrangements or alterations of terms (whether of this Agreement, any Ancillary Agreement or otherwise) or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. Purchaser Parent hereby waives all defenses otherwise available to a guarantor or surety other than fraud, bad faith, payment in full, and accord and satisfaction.

(b) This guarantee is to be a continuing security of the Company and its Affiliates for all obligations owed by the Purchaser to the Company and its Affiliates under or pursuant to this Agreement and the Ancillary Agreements. This guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the obligations under this Section 11.17 is rescinded or must otherwise be returned by Company or its Affiliates upon the insolvency, bankruptcy or reorganization of Purchaser Parent or otherwise, all as though such payment had not been made. This is a guarantee of payment and not of collection only.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be duly executed, as of the date first above written.

PURCHASER:

PIEDMONT MOUNTAINSIDE HOSPITAL, INC.

By:	/s/ R. Timothy Stack
R. Timothy Stack
President and Chief Executive Officer

PURCHASER PARENT:

PIEDMONT MEDICAL CENTER, INC.

By:	/s/ R. Timothy Stack
R. Timothy Stack
President and Chief Executive Officer

COMPANY:

SOUTHERN HEALTH CORPORATION OF JASPER, INC.

By:	/s/ John T. Graves
John T. Graves
Chief Executive Officer

SHAREHOLDER:

SUNLINK HEALTHCARE CORP.

By:	/s/ J. T. Morris
J. T. Morris
President

PARENT:

SUNLINK HEALTH SYSTEMS, INC.

By:	/s/ Robert M. Thornton, Jr.
Robert M. Thornton, Jr.
Chief Executive Officer

EXHIBIT A

Definitions

(a) Definitions. The following terms, as used in this Agreement, have the following meanings:

“Active Employee” means any employee of the Company listed on Schedule 4.21 (i) who has averaged a minimum of thirty-two (32) hours per week in a permanent position in the three months prior to the Closing Date; (ii) who would otherwise have met the criteria of clause (i) but for being absent on the Closing Date due to the FMLA or similar state Laws; (iii) who would otherwise have met the criteria of clause (i) but for being absent on the Closing Date due to maternity leave under the Company’s maternity leave policy; (iv) who would otherwise have met the criteria of clause (i) but for being absent on the Closing Date due to military duty and military leave; (v) who would otherwise have met the criteria of clause (i) but for being absent on the Closing Date due to jury duty; and (vi) who would otherwise have met the criteria of clause (i) but for being absent on the Closing Date due to vacation or personal days consistent with the Company’s employment policies.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Applicable Benefit Laws” means all Laws or other legislative, administrative or judicial promulgations, other than ERISA and the Code, including those of a jurisdiction outside the United State of America, applicable to any Company Benefit Plan.

“Business” means the Company’s business of providing inpatient and outpatient hospital services and related services and other business operations of the Company conducted at the Hospital, including the business operations of the Employed Physicians and the Specialty Clinic.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in Atlanta, Georgia.

“CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act and the rules and regulations promulgated thereunder.

“Claims Period” means the period during which a claim for indemnification may be asserted hereunder by an Indemnified Party.

“Closing” means the consummation of the transactions contemplated by Article II.

“Closing Date” means the date on which the Closing occurs.

“Closing Date Indebtedness” means as of the Closing Date the indebtedness of the Company with respect to borrowed money and notes payable, including any interest accrued thereon and prepayment or similar penalties and expenses thereon, if any.

“COBRA Coverage” means continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the United States Internal Revenue Code of 1986.

“Company Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Company or an Affiliate thereof other than the Shareholder in connection with the transactions contemplated hereby, including the Collection Services Agreement and the Noncompetition Agreement.

“Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by the Company or to which the Company makes or has made, or has or has had an obligation to make, contributions at any time.

“Company Indemnified Parties” means the Company, the Shareholder and their respective officers, directors, employees, agents and representatives and the heirs, executors, successors and assigns of any of the foregoing.

“Company Intellectual Property” means any Intellectual Property that is owned by the Company and (ii) any assignable rights of the Company in respect of any Intellectual Property licensed to the Company which, in each such case, is used in connection with the Business, including the Company Software.

“Company Licensed Software” means all software (other than Company Proprietary Software) used in connection with the Business.

“Company Proprietary Software” means all software owned by the Company.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, filed in the name of, the Company and used in the Business.

“Company Software” means the Company Licensed Software and the Company Proprietary Software.

“Confidential Information” means any data or information of the Company (including trade secrets) that is valuable to the operation of the Business and not generally known to the public or competitors.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Employed Physician” means a physician licensed to practice medicine in the State of Georgia and employed by the Company pursuant to an Employment Agreement.

“Employee Benefit Plan” means, with respect to any Person, (a) each plan, fund, program, agreement, arrangement or scheme, including each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained under the Laws of a jurisdiction outside the United States of America, in each case, that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (b) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (c) each severance plan or agreement, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental or legal plan, fund, program or arrangement, and (d) each other employee benefit plan, fund, program, agreement or arrangement.

“Employment Agreement” means any employment contract, consulting agreement, termination, retention or severance agreement, change of control agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, or of a consulting or independent contractor relationship in respect to any current or former officer, employee, or consultant.

“Environmental Laws” means all local, state and federal Laws relating to protection of surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air, pollution control, product registration and Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company would be deemed a “single employer” within the meaning of Section 414 of the Code.

“ERISA Affiliate Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by any ERISA Affiliate, or to which such ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time.

“Experimental Procedure” means any human research project or study in which the data obtained are derived in any way through observation of, treatment of,

manipulation of behavior of, or interviewing of, human subjects, except for the following: (a) gathering existing data in an anonymous form (e.g., review of existing medical records without recording identities of the subjects); (b) non-interventional observation of human behavior in a natural setting; (c) use of human tissues and specimens which are obtained for other purposes (e.g., anonymous use of tissues such as blood left over from clinical use); and (d) anonymous questionnaires which do not involve questions which, when answered, could lead to the identity of the subject; provided, however, that the exceptions described above are not applicable if they involve vulnerable populations, such as children, mentally or emotionally impaired subjects or prisoners.

“Financial Statements” means (a) the unaudited balance sheet of the Company at December 31, 2003 and the unaudited statement of income of the Company for the six-month period then ended and (b) the unaudited balance sheet of the Company at February 29, 2004 and the unaudited statement of income of the Company for the eight-month period then ended.

“FMLA” means the United States Family and Medical Leave Act and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States as of the date the Financial Statements were issued, in the case of Financial Statements, and otherwise as of the Closing Date.

“Governmental Entity” means any federal, state, local, municipal or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by the Company is in any way governed by or subject to any applicable Law.

“Healthcare Information Laws” means all federal and state law relating to patient or individual healthcare information, including the Administrative Simplification requirements of the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104-191, as amended, and any rules or regulations promulgated thereunder.

“Indemnified Party” means a Purchaser Indemnified Party or a Company Indemnified Party.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing throughout the world; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Inventory Deficit” means the amount by which the Inventory Value calculated in accordance with Section 3.3 is less than the Target Inventory Value; provided, however, that if the Inventory Value is not less than the Target Inventory Value by ten percent (10%) or more, there shall be deemed to be no Inventory Deficit for purposes of the Purchase Price adjustment.

“Inventory Surplus” means the amount by which the Inventory Value calculated in accordance with Section 3.3 exceeds the Target Inventory Value; provided, however, that if the Inventory Value does not exceed the Target Inventory Value by ten percent (10%) or more, there shall be deemed to be no Inventory Surplus for purposes of the Purchase Price adjustment.

“Inventory Value” means the book value of the Inventory of the Business as finally determined pursuant to Section 3.3.

“JCAHO” means the Joint Commission on Accreditation of Health Care Organizations.

“Knowledge” or “Known” with respect to the Company means all facts to the extent known by (a) any Responsible Officer or director of the Company, (b) any Responsible Officer or director of the Shareholder, or (c) any Responsible Officer or director of Parent.

“Labor Laws” means all Laws and all contracts or collective bargaining agreements governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including ERISA, the United States Immigration Reform and Control Act of 1986, the United States National Labor Relations Act, the United States Civil Rights Acts of 1866 and 1964, the United States Equal Pay Act, the United States Age Discrimination in Employment Act, the United States Americans with Disabilities Act, FMLA, WARN, OSHA, the United States Davis Bacon Act, the United States Walsh-Healy Act, the United States Service Contract Act, United States Executive Order 11246, the United States Fair Labor Standards Act, the United States Rehabilitation Act of 1973, the Sarbanes-Oxley Act, any state workers’ compensation Law, and all rules and regulations promulgated under all of the foregoing Laws.

“Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, all Governmental Entities.

“Leased Real Property” means the parcels of real property used in connection with the Business of which the Company is the lessee (together with all fixtures and improvements thereon).

“Legal Dispute” means any action, suit or proceeding between or among the Parties and their respective Affiliates arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means licenses, permits (including environmental, construction and operation permits), franchises, certificates of need, accreditations, and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

“Liens” mean all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that is, or is reasonably likely to be, materially adverse to the financial condition, results of operations, properties, assets or liabilities (including contingent liabilities) of the Company, the Business or the Assets taken as a whole. A Material Adverse Effect shall also include any state of facts, change, event or occurrence that shall have occurred or been threatened that (when taken together with all other states of facts, changes, events, effects or occurrences that have occurred or been threatened) has prevented or materially delayed, or is reasonably likely to prevent or materially delay, the performance by the Company of any of its material obligations hereunder or the consummation of the transactions contemplated hereby.

“NLRB” means the United States National Labor Relations Board.

“Non-Active Employee” means any employee of the Company that is not an Active Employee.

“Non-Assignable Contracts” means Assumed Contracts that require third-party consents for assignment that have not been obtained by the Company as of the Closing.

“Owned Real Property” means the parcel of real property on which the Hospital is located of which the Company is owner (together with all fixtures and improvements thereon).

“OSHA” means the United States Occupational Safety and Health Administration.

“Permitted Liens” means (a) Liens for taxes not yet due and payable, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, and (d) zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, (i) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company, (ii) have more than an immaterial effect on the value thereof or its use or (iii) would impair the ability of such parcel to be sold for its present use.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.

“Physician Clinic(s)” means those medical practices in which the Employed Physicians provide professional services.

“Purchaser Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by Purchaser in connection with the transactions contemplated hereby, including the Collection Services Agreement and the Noncompetition Agreement.

“Purchaser Indemnified Parties” means Purchaser and its Affiliates, their respective officers, directors, employees, agents and representatives and the heirs, executors, successors and assigns of any of the foregoing.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any federal, state, local or foreign Governmental Entity or other public body.

“Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.

“Responsible Officer” means any person serving as Chief Executive Officer, Chief Financial Officer or Compliance Officer.

“Shareholder Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Shareholder in connection with the transactions contemplated hereby, including the Collection Services Agreement and the Noncompetition Agreement.

“Specialty Clinic” means the leased property located at 88 Clinic Road in Tate, Georgia at which physicians provide specialty medical services.

“Surviving Representations” means Section 4.2 (Authorization), the second sentence of Section 4.4(a) (Real Property) and the second sentence of Section 4.5 (Title to Assets).

“Surviving Company and Shareholder Obligations” means Sections 10.1(a), 10.1(c) and 10.1(d).

“Surviving Purchaser Obligations” means Sections 10.2(a), 10.2(c) and 10.2(d).

“Target Inventory Value” means an amount equal to Four Hundred Ninety Four Thousand Dollars ($494,000).

“Taxes” means all taxes, assessments, charges, duties, fees, levies and other governmental charges, including income, franchise, capital stock, real property, personal property, tangible, intangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, license, occupation, registration, stamp, premium, environmental, customs duties, alternative or add-on minimum, estimated, gross receipts, value-added and all other taxes of any kind for which the Company may have any liability imposed by any Governmental Entity, whether disputed or not, and any charges, interest or penalties imposed by any Governmental Entity.

“Tax Return” means any report, return, declaration or other information required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns and reports of every kind with respect to Taxes.

“Termination Date” means the date prior to the Closing when this Agreement is terminated in accordance with Article IX.

“Treasury Regulations” means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code.

“WARN” means the United States Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder.

(b) Other Definitions. Each of the following terms is defined in the Section of this Agreement set forth opposite such term:

Term	Section

Acquisition	Recitals

Agreement	Preamble

Arbitrator	3.3(c)

Assets	2.1

Assignment and Assumption Agreement	7.1(o)(ii)

Assumed Contracts	2.2(c)

Assumed Liabilities	2.4(b)

Bill of Sale	7.1(o)(i)

Cap	10.5(b)

Collection Services Agreement	6.19(c)

Company	Preamble

Company Losses	10.2

Compliance Plan	4.15(b)

Deductible	10.5(a)

Deposits	2.3(i)

Excluded Assets	2.3

Excluded Liabilities	2.5

Expiration Date	9.1(e)

Hospital	Recitals

Indemnifying Party	10.3(a)

Inventory	2.2(a)

Noncompetition Agreement	7.1(o)

Parent	Preamble

Parties	Preamble

Party	Preamble

Potential Transferred Employees	6.12(a)

Purchase Price	3.1

Purchaser	Preamble

Purchaser Losses	10.1

Shareholder	Preamble

Transferred Employees	6.12(a)

Transition Patients	6.19(c)

Transition Services	6.19(c)